UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 13, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM DELIVERS SOLID ORGANIC REVENUE GROWTH

AND STRONG CASH FLOW

KEY RESULTS AND DEVELOPMENTS IN 2011*

Q4	•	Total mobile subscriber base increased 13% YoY to 205 million
	•	Organic revenue growth of 5% YoY; revenues of USD 5.9 billion
	•	EBITDA, at constant FX, stable YoY at USD 2.2 billion
	•	Net Loss attributable to VimpelCom of USD 386 million, impacted by USD 437 million of non-cash items, related to Purchase Price Allocation and Impairments
	•	Net Cash from Operating Activities of USD 1.8 billion
FY	•	Organic revenue growth of 4% YoY; FY11 revenues of USD 23.5 billion
	•	EBITDA, at constant FX, stable YoY at USD 9.4 billion
	•	Actual Net Income attributable to VimpelCom of USD 488 million, impacted by significant non-cash items
	•	Final dividend announced of USD 0.35, bringing total dividend for 2011 to USD 0.80 per common share (ADS) outstanding

Amsterdam (March 13, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced operating and financial results for the quarter ended December 31, 2011.

JO LUNDER, CHIEF EXECUTIVE OFFICER COMMENTS:

“VimpelCom has delivered strong operational performance across all business units in the fourth quarter of 2011, driving organic revenue growth of 5%, stable EBITDA and strong cash flows of USD 1.8 billion in the period. The final dividend payment of USD 0.35 per common share underscores the Company’s commitment to pay annual dividends of at least USD 0.80 per common share from 2011 to 2014.

In Russia, we are implementing our plans to improve the business performance and we regained market share during the year, which we intend to maintain while increasing our focus on profitable growth. In Italy, we saw further market share increases in the mobile and fixed line segments. Data revenues grew strongly in both these markets and in the Ukraine. Our Africa & Asia business unit continued to deliver excellent subscriber growth and the CIS unit produced double digit revenue growth.

Our focus in 2012 will continue to be on the delivery of our Value Agenda and the 2011 results provide a good platform for profitable growth and improved cash flows. The process of integrating the businesses acquired in 2011 is now completed and in 2012 we expect to leverage the benefits of our increased size and capabilities.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (PRO FORMA)*

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	5,878	5,633	4%	23,464	21,828	7%
EBITDA	2,200	2,266	-3%	9,363	9,284	1%
EBITDA margin	37.4%	40.2%		39.9%	42.5%
EBIT	240	691	-65%	3,171	3,779	-16%
Capital expenditures**	3,862	1,844	109%	6,810	3,969	72%
Net cash from operating activities	1,791	—	—	—	—	—
Net debt / LTM EBITDA	2.6	—		2.6	—
Total mobile subscribers (millions)	205	182	13%	205	182	13%

*	Comparative figures are Pro forma - for pro forma definition see next page. For all other definitions see Attachment E.
**	Including licenses of USD 1.8 billion

VimpelCom Ltd. 4Q 2011  |    1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (ACTUAL)

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	5,878	2,816	109%	20,250	10,513	93%
EBITDA	2,200	1,247	76%	8,127	4,906	66%
EBITDA margin	37.4%	44.3%		40.1%	46.7%
EBIT	240	626	-62%	2,854	2,826	1%
Net income attributable to VimpelCom Ltd.	-386	461	n.m.	488	1,673	-71%
EPS, basic (USD)	-0.24	0.34	n.m.	0.31	1.39	-78%
Capital expenditures	3,862	1,143	238%	6,477	2,224	191%
Net cash from operating activities	1,791	769	133%	5,883	3,670	60%
Total mobile subscribers (millions)	205	93	120%	205	93	120%

ORGANIC* GROWTH REVENUE AND EBITDA (PRO FORMA)

	4Q11 versus 4Q10							FY11 versus FY10
USD mln	Revenue			EBITDA				Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others		Reported	Organic	FX and others	Reported	Organic	FX and Others		Reported
Russia	9%	-1%	8%	-5%	-3%		-8%	7%	4%	11%	-7%	3%		-4%
Europe & NA	-1%	-2%	-3%	-1%	-1%		-2%	1%	4%	5%	-3%	5%		2%
Ukraine	4%	-1%	3%	-3%	-1%		-4%	5%	-1%	4%	5%	-1%		4%
Africa & Asia	5%	-2%	3%	10%	-15	%1)	-5%	6%	-1%	5%	12%	-6	%2)	6%
CIS	16%	0%	16%	11%	0%		11%	16%	1%	17%	14%	0%		14%
Total	5%	-1%	4%	1%	-4%		-3%	4%	3%	7%	-1%	2%		1%

*	Organic growth excludes the effect of foreign currency movements and certain items like liquidations and disposals. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.
1)	“Forex and others” effect of -15% consists of -4% due to unfavorable currency movements, -13% related to OTH’s headquarters, primarily a corporate contingent liability provision in Q411 and 2% attributable to disposals, mergers and acquisitions.
2)	“Forex and others” effect of -6% mainly consists of -3% effect related to OTH’s headquarters, primarily a corporate contingent liability provision in Q411 and -3% attributable to disposals, mergers and acquisitions.

PRESENTATION OF FINANCIAL RESULTS

Actual twelve months 2011 results reflect the consolidation of Wind Telecom as of April 15, 2011. The Company believes pro forma comparisons provide the most meaningful comparison of financial performance and, unless otherwise stated, all comparisons in this press release are on a pro forma basis. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on August 18, 2011 and available on our website. Pro forma 2010 results as reported on August 18, 2011 have been adjusted to reflect the impact of the updated Purchase Price Allocation of Wind Telecom and the change in the amortization model. For more details see page 7.

VimpelCom Ltd. consolidated results presented in this earnings release are based on US GAAP. The results of Business Units Europe & North America and Africa & Asia, excluding SEA, are based on IFRS. The correction to US GAAP of these business units has been made at the Group level.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom and Kyivstar occurred on January 1, 2010, and the 4Q11 figure exclude the Purchase Price Allocation catch-up, which is described in more detail on page 7.

The actual 2011 full year financial results in this press release have not been audited. As previously announced, the Company intends to publish its full year 2011 audited financial results under IFRS and the Company plans to do this when it files its annual report on Form 20-F for the year ended December 31, 2011. Going forward, the Company will publish its financial results according to IFRS.

VimpelCom Ltd. 4Q 2011  |    2

STRATEGIC UPDATE

•	Announced Value Agenda for 2012-2014 at Analyst & Investor Day

•	Spin-off of certain OTH assets completed in February 2012

•	Integration of Wind Telecom completed

•	Revenue and EBITDA objective for 2012 to 2014 CAGR of around mid single digit

VimpelCom continued its progress in the fourth quarter against its strategic priorities, highlighted by the presentation on November 15, 2011 of the Company’s Value Agenda for 2012-2014.

The Value Agenda is focused on improving the net cash from operating activities by delivering

•	Profitable growth,

•	Operational excellence, and

•	Capital efficiency

VimpelCom’s objectives* for the period 2012 - 2014 are:

•	Revenue and EBITDA CAGR of around mid single digits,

•	Net Debt / EBITDA below 2x by the end of 2014, and

•	Capex / Revenues, excluding licenses, below 15% by the end of 2014.

In Russia, for example, VimpelCom is implementing an operational excellence program that aims to deliver at least RUR 5 billion in cost savings in 2012. The program includes the following projects:

•	Network sharing and outsourcing initiatives to decrease network maintenance costs,

•	Optimized structure of dealer commissions,

•	Optimized cash collection, and

•	Increasing productivity through organizational structure optimization.

In addition, VimpelCom launched a customer experience program in Russia, which is focused on enhancing the Beeline brand and improving customer loyalty and actively managing churn.

Part of the Value Agenda 2012-2014 is formed by a strategic portfolio analysis. Following a detailed business plan review of our operations in Vietnam and Cambodia, we have booked an impairment of 527 million dollars.

*	The above objectives assume constant currency movements, no major regulatory changes, current asset portfolio mix and a stable macroeconomic environment.

The Company decided not to exercise its call option to acquire an additional 24.95% stake in Euroset Holding N.V. (“Euroset”). VimpelCom owns 49.9% of the Euroset group since October 2008. VimpelCom’s partnership with Euroset has been and will continue to be a substantial part of VimpelCom’s distribution strategy in the Russian market.

The Group secured a revolving credit facility of approximately USD 500 million for VimpelCom Amsterdam B.V. and a separate revolving credit facility of approximately USD 475 million for OJSC Vimpel-Communications (“OJSC VimpelCom”). These credit facilities are in line with the overall Group strategy to provide the Company with increased flexibility in managing its cash levels and will be used for general corporate purposes.

The program to capture synergies of at least USD 2.5 billion in NPV is finalized, and the last step of implementation will take place in 2012 and 2013.

The organizational integration process was completed at the end of 2011, allowing VimpelCom to start 2012, with the full focus on delivering on the Company’s Value Agenda. The newly appointed Deputy CEO & COO, Jan Edvard Thygesen, will have the operational responsibility for liaising directly with the business unit operations and focusing on operational excellence as part of the Value Agenda.

Effective January 16, 2012 Anton Kudryashov started as the new Head of the Business Unit Russia, and his task will be to focus on the execution of the Value Agenda in that Business Unit.

In February 2012, VimpelCom completed the spin-off of certain assets of OTH to Weather Investments II S.à r.l. (“Weather II”). The principal spin-off assets include OTH’s investments in ECMS and Mobinil in Egypt and koryolink in North Korea. The completion of the spin-off of these assets fulfills VimpelCom’s spin-off obligations in connection with its acquisition of Wind Telecom S.p.A. from Weather II.

In February 2012, the arbitration regarding the pre-emptive rights related to the Wind Telecom transaction was withdrawn.

VimpelCom Ltd. 4Q 2011  |    3

DIVIDEND

In line with the stated dividend guideline** to pay at least USD 0.80 per common share in 2011 - 2014, the Supervisory Board of VimpelCom declared the payment of a final dividend of USD 0.35 per American depositary share (“ADS”) in relation to its 2011 results. Each ADS represents one common share. The total final dividend payment will be approximately USD 570 million. This brings the total dividend in relation to the 2011 results to USD 0.80 per ADS, equivalent to USD 1.3 billion.

The record date for the Company’s shareholders entitled to receive the final dividend has been set for June 1, 2012. The ex-dividend date is May 30, 2012. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before June 30, 2012.

**	For a full dividend guideline please refer to www.vimpelcom.com

VimpelCom Ltd. 4Q 2011  |    4

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 4Q11

•	Total mobile subscriber base increased by 13% YoY to 205 million

•	Organic revenue growth of 5% YoY; revenues of USD 5.9 billion

•	EBITDA, at constant currency, was stable YoY at USD 2.2 billion

•	Net cash from operating activities was USD 1.8 billion

•	Actual Net income attributable to VimpelCom Ltd. was USD 386 million negative, mainly impacted by non-cash items related to PPA and impairments of USD 437 million

•	CAPEX excl. licenses of USD 2.1 billion; incl. licenses USD 3.9 billion

•	Net debt / LTM EBITDA was 2.6x at the end of the fourth quarter

OPERATING PERFORMANCE OVERVIEW

The total mobile subscriber base increased 13% YoY to 205 million by the end of the fourth quarter. The largest absolute contribution came from accelerated growth in subscribers in the Africa & Asia Business Unit. The Company also achieved strong growth in fixed and mobile broadband in Russia, Italy and Ukraine.

In Russia, the subscriber growth rate decreased in the fourth quarter compared to the third quarter, in line with the announced strategy to focus on profitable growth. Mobile broadband subscribers in Russia increased 32% YoY to 2.5 million and fixed broadband subscribers grew 46% YoY to almost 2.1 million.

The Company’s Italian business continued to outperform the broader Italian telecom market in the fourth quarter despite the ongoing weak macroeconomic environment and unfavorable regulatory developments. VimpelCom strengthened its market position in Italy in both mobile and fixed-line, increasing its revenue share in both segments. The fixed broadband subscriber base increased 12% YoY to more than 2.1 million, with an increase in Fixed Broadband revenues of 21% YoY, while Mobile broadband revenues increased 43% YoY.

In the Africa & Asia Business Unit, the Company achieved strong growth in its subscriber base across all countries of operation, exceeding 82 million in total. Solid performance across the main operations led to organic revenue growth of 5% YoY. Reported net operating revenues increased by 3% YoY, adversely impacted by local currency devaluation against the USD in the main operating countries of Algeria, Pakistan and Bangladesh, as well as the liquidation of the handset business of “Ring”.

The Ukraine Business Unit continued to deliver healthy top line revenue growth in mobile and fixed data revenues and doubled its fixed line broadband subscribers. Mobile data revenue grew 12% YoY to UAH 218 million driven by increased usage of data services in USB modem offers and within the new bundled tariff plans.

The CIS Business Unit delivered double digit revenue growth in all of its markets with the exception of Armenia, and was able to maintain high quality subscriber growth.

OPERATING FINANCIALS PER BUSINESS UNIT (PRO FORMA)

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	5,878	5,633	4%	23,464	21,828	7%
of which:
BU Russia	2,274	2,102	8%	9,064	8,162	11%
BU Europe & North America	1,924	1,988	-3%	7,771	7,407	5%
BU Africa & Asia	922	895	3%	3,719	3,553	5%
BU Ukraine	417	404	3%	1,641	1,575	4%
BU CIS	419	362	16%	1,589	1,354	17%
Other	-78	-118		-320	-223

EBITDA	2,200	2,266	-3%	9,363	9,284	1%
of which:
BU Russia	844	913	-8%	3,641	3,775	-4%
BU Europe & North America	671	682	-2%	2,727	2,670	2%
BU Africa & Asia	321	337	-5%	1,566	1,471	6%
BU Ukraine	209	217	-4%	873	838	4%
BU CIS	171	155	11%	703	615	14%
Other	-16	-38		-147	-85
EBITDA margin	37.4%	40.2%		39.9%	42.5%
CAPEX	3,862	1,844	109%	6,810	3,969	72%

*	See definitions in Attachment E.

VimpelCom Ltd. 4Q 2011  |    5

FINANCIAL PERFORMANCE OVERVIEW

PRO FORMA 4Q11

Total net operating revenues in the fourth quarter 2011 increased by 4% YoY, with strong performance across most business units. Overall underlying organic revenue growth was 5%.

Unfavorable currency movements led to a decline of 3% in EBITDA YoY. Excluding these forex effects, EBITDA was stable compared to the same period last year. Solid organic EBITDA growth was seen in emerging markets of the business units of CIS and Africa & Asia, up 11% and 10% respectively. In the Europe & North America Business Unit EBITDA excluding forex remained stable. Overall growth was offset by the YoY organic decline in Russia and Ukraine business units.

CAPEX stood at USD 2.1 billion, excluding licenses, with investments in the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS. In Italy, we continued to invest in the roll-out of HSDPA and in the backbone capacity to support the growth in data. Including licenses CAPEX was USD 3.9 billion, due to investments related to the LTE frequencies in Italy and 2G license renewal in Bangladesh. The 2G license renewal fee in Bangladesh was booked as accrued (accounting) CAPEX since the company received the title for the license while the payment will be made in installments. The actual amount paid in Q4 was USD 118 million and the remaining part of approximately USD 138 million is deferred. The LTE license fee in Italy was booked for an amount of approximately EUR 1.1 billion. It was fully funded by using cash available at the Company of EUR 0.2 billion, a bridge facility of EUR 0.5 billion and a loan provided by the government of EUR 0.4 billion.

ACTUAL 4Q11

On an actual basis, revenues more than doubled YoY and EBITDA increased by 76% YoY as a result of the combination with Wind Telecom in April 2011.

EBIT declined by 62% over the same period of 2010 due to the impairments in the South-East Asia region and the impact of the Purchase Price Allocation (“PPA”).

Net income from continuing operations was also negatively impacted by the aforementioned non-cash items for a total amount of USD 652 million and by higher interest expenses, resulting from higher gross debt after the acquisition of Wind Telecom. Forex and other losses, mainly due to unrealized forex losses of USD 110 million and fair value adjustments of USD 147 million, also added to the decline in Net Income.

The unrealized forex loss of USD 110 million is mainly attributable to USD 61 million of depreciation of the EUR against the USD and USD 34 million due to the devaluation of the BDT (Bangladesh Taka) against the USD.

	Actual			Actual
USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net Operating Revenues	5,878	2,816	109%	20,250	10,513	93%
EBITDA	2,200	1,247	76%	8,127	4,906	66%
EBITDA margin	37.4%	44.3%		40.1%	46.7%
EBIT	240	626	-62%	2,854	2,826	1%
Financial income and expenses	-480	-126	281%	-1,530	-484	216%
Net foreign exchange (loss)/gain and others	-321	14	n.m.	-574	-15	n.m.
Income tax expense	-111	-44	152%	-578	-606	-5%
Net income from continuing operations	-672	470	n.m.	172	1,721	-90%
Net income attributable to VimpelCom Ltd.	-386	461	n.m.	488	1,673	-71%
Capital expenditures	3,862	1,143	238%	6,477	2,224	191%

VimpelCom Ltd. 4Q 2011  |    6

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)

USD mln	4Q11	3Q11	QoQ	FY11	FY10	YoY
Total assets	54,476	55,999	-3%	54,476	19,928	173%
Shareholders’ equity	14,042	15,226	-8%	14,042	10,671	32%
Gross debt	27,037	26,004	4%	27,037	5,661	378%
Net debt	24,373	22,261	9%	24,373	4,740	414%

	4Q11	4Q10	YoY	FY11	FY10	YoY
Net cash from operating activities	1,791	769	133%	5,883	3,670	60%
Net cash used in/(from) investing activities	3,424	866	295%	6,723	1,347	399%
Net cash used in/(provided) financing activities	-674	1,481	n.m.	-2,582	2,864

Total assets increased by 173% to USD 54.5 billion, primarily as a result of the acquisition of Wind Telecom in April, 2011. Gross debt increased in the quarter from USD 26.0 billion to USD 27.0 billion, mainly due to the financing of the LTE license in Italy. Net debt was USD 24.4 billion, leading to a net debt to FY11 EBITDA of 2.6x on a pro forma basis at the end of the year.

Net cash from operating activities at the Group level was positively impacted by the strong cash flow generation from the operating activities.

Net cash from investing activities was mainly impacted by the investments in LTE licenses in Italy and payments for extensions of 2G licenses in Bangladesh coupled with the higher investments in property and equipment and the consolidation of Wind Telecom.

Net cash used in financing activities in 4Q11 was mainly the result of payments of dividends and obtaining external financing for license acquisitions.

NON-CASH ITEMS IN 4Q11 AND FY11

IMPAIRMENTS

On a regular basis the Company performs an impairment test per cash generating unit. Following a detailed business plan review of our operations in Vietnam and Cambodia, we have booked an impairment of 527 million dollars.

PURCHASE PRICE ALLOCATION

During the fourth quarter of 2011, the Company further refined the Purchase Price Allocation (‘PPA’) with regards to the acquisition of Wind Telecom as is a standard requirement under applicable accounting standards. With the PPA the purchase price is allocated to the Wind Telecom assets acquired and liabilities assumed based on their estimated fair values. Any difference between the purchase consideration transferred to the former owners of Wind Telecom, and the estimated net fair values of the assets acquired and liabilities assumed has been recognized as goodwill. The PPA is still subject to further revisions.

With the further update of the Purchase Price Allocation of Wind Telecom (“PPA”) and the finalization of the valuation of the acquired Wind Telecom intangible assets the Company adjusted retroactively the linear amortization model towards a model based on value contribution for the customer relationships. With this change benefits and costs are better matched. Effectively, this means that there will be higher amortization in the earlier years and lower in the later years. The catch-up effect of this adjustment has, based on the applicable accounting rules, been retroactively adjusted to Q2 and Q3, negatively impacting Net Income from continuing operations for USD 45 million and USD 82 million respectively.

IMPAIRMENT AND IMPACT OF PPA (ACTUAL)

	4Q11 Actual				FY11 Actual
	Reported	PPA impact	Impairment	Excluding non-cash items	Reported	PPA impact	Impairment	Excluding non-cash items
Net operating revenues	5,878			5,878	20,250			20,250
EBITDA	2,200			2,200	8,127			8,127
Depreciation/ Amortization/Other	-1,960	286	527	-1,147	-5,273	859	527	-3,887
EBIT	240	286	527	1,053	2,854	859	527	4,240
Tax	-111	-69		-180	-578	-207		-785
Financial income / expenses	-480	-33		-513	-1,530	-98		-1,628
FX and Other	-321	-59		-380	-574	-177		-751
Net income from continuing operations	-672	125	527	-20	172	377	527	1,076
Net income attributable to VimpelCom Ltd.	-386	79	358	51	488	240	358	1,087

VimpelCom Ltd. 4Q 2011  |    7

VIMPELCOM GROUP – FINANCIAL RESULTS FULL YEAR 2011

•	Revenues up 7% YoY to USD 23.5 billion

•	EBITDA increased 1% to USD 9.4 billion

•	Actual Net Income attributable to VimpelCom Ltd. of USD 488 million

•	CAPEX excl. licenses of USD 5.0 billion; incl. licenses USD 6.8 billion

•	Net cash from operating activities was USD 5.9 billion

PRO FORMA FY 11

Total net operating revenues in 2011 increased by 7% YoY, with strong performance across all business units. Overall organic revenue growth was 4%. In Russia, revenues increased by 11% in USD terms and 7% in local currency. In Italy, revenues in USD increased by 5% and in local currency increased by only 1%. The Ukraine Business Unit delivered growth of 4% in USD and 5% in local currency. The Africa & Asia Business Unit reported organic revenue growth of 6%. Lastly, CIS continued to achieve strong performance with a revenue increase of 17%.

EBITDA increased by 1% demonstrating solid performance in most Business Units. Strong organic EBITDA growth was seen in emerging markets of the business units of CIS and Africa & Asia, up 14% and 12% respectively. In the Europe & North America business unit EBITDA increased 2% in USD terms and declined by 3% in local currency. The Ukraine business unit EBITDA increased by 5% in local currency. Overall growth was partially offset by the decline in the Russia business unit.

CAPEX stood at USD 5.0 billion, excluding licenses, with investments in the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS. Including licenses CAPEX was USD 6.8 billion, with investments related to the LTE frequencies in Italy, 2G license renewal in Bangladesh and 3G licenses in Laos and Uzbekistan for a total amount of USD 1.8 billion.

ACTUAL FY 11

On an actual basis, revenues almost doubled YoY and EBITDA increased by 66% YoY as a result of the combination with Wind Telecom in April in 2011. Net Income attributable to VimpelCom Ltd. declined by 71% over the same period of 2010 mainly due to non-cash items, such as impairments in the South-East Asia region, the impact of the PPA, unrealized forex losses, remeasurement of certain investments and derivatives and the ineffective portion of fair value hedges. See also page 7 for further details.

	Actual			Pro forma
USD mln	FY11	FY10	YoY	FY11	FY10	YoY
Net operating revenues	20,250	10,513	93%	23,464	21,828	7%
EBITDA	8,127	4,906	66%	9,363	9,284	1%
EBITDA margin	40.1%	46.7%		39.9%	42.5%
EBIT	2,854	2,826	1%	3,171	3,779	-16%
Financial income and expenses	-1,530	-484	216%	-1,993	-2,084	-4%
Net foreign exchange (loss)/gain and others	-574	-15	n.a.	-497	-395	26%
Income tax expense	-578	-606	-5%	-623	-836	-25%
Net income from continuing operations	172	1,721	-90%	58	464	-88%
Net income attributable to VimpelCom Ltd.	488	1,673	-71%	324	309	5%
EPS, basic (USD)	0.31	1.39	-78%	0.18	0.20	-10%
Capital expenditures	6,477	2,224	191%	6,810	3,969	72%

ORGANIC REVENUE AND EBITDA GROWTH FY11 VERSUS FY10 (PRO FORMA)

USD mln	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	7%	4%	11%	-7%	3%	-4%
Europe & NA	1%	4%	5%	-3%	5%	2%
Ukraine	5%	-1%	4%	5%	-1%	4%
Africa & Asia	6%	-1%	5%	12%	-6%*	6%
CIS	16%	1%	17%	14%	0%	14%
Total	4%	3%	7%	-1%	2%	1%

*	“Forex and others” effect of -6% mainly consists of -3% effect related to OTH’s headquarters, primarily a corporate contingent liability provision in Q411 and -3% attributable to disposals, mergers and acquisitions.

VimpelCom Ltd. 4Q 2011  |    8

BUSINESS UNITS PERFORMANCE IN 4Q11

•	Russia

•	Europe and North America

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 4Q 2011  |    9

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

•	Strong growth in mobile subscribers with a substantial increase in mobile broadband subscribers

•	Solid revenue growth of 10% YoY

•	Double digit revenue increase in Mobile and fixed broadband

•	4Q11 EBITDA margin at 37.1% impacted by price adjustments, revenue mix and cost increases

•	FY11 EBITDA margin at 40.1%, with a mobile margin of 42.8%

In Russia, the subscriber growth rate decreased in the fourth quarter compared to the third quarter, in line with the announced strategy to focus on profitable growth. In 4Q11, the results of the Russia Business Unit were still impacted by the investments in previous quarters aiming at growing the subscriber base in both the fixed and mobile segments. Revenues increased substantially as a result, but pressure on EBITDA margins continued.

In 4Q11, however the first signs of stabilization and improvement were visible in the YoY increase in the absolute gross margin recorded in the fourth quarter, improving over the previous quarters trend in 2011. VimpelCom is now implementing a new dealer commission structure, based on revenue sharing instead of upfront payments. As previously communicated, the Company is also in the process of implementing its RUR 5 billion operational excellence program and is on track to reach the targeted savings in 2012. In line with the announced strategy, VimpelCom intends to drive profitable growth in the Russian market through a number of initiatives including the following projects:

•	Network sharing, like fiber and towers,

•	Improve efficiency in network operations through closer cooperation with vendors,

•	Improve sales efficiency through focus on optimal sales mix for each sales channel,

•	Optimize cash collection, and

•	Increasing productivity through organizational structure optimization.

VimpelCom has also launched a customer experience program in Russia, which is focused on enhancing the Beeline brand and improving customer loyalty. To improve profitability, the Company is promoting higher margin data service revenue streams and rebalancing tariff plans in favor of on-net calls.

KEY DEVELOPMENTS 4Q11

•	Mobile subscriber base grew 10% YoY to 57.2 million, while mobile broadband subscribers increased 32% YoY to 2.5 million.

•	Total revenues continued to accelerate with 10% YoY growth to RUR 71.0 billion. Mobile revenues increased 10% YoY due to an increase in voice, data and sales of devices.
•

Mobile data revenue was up 41% YoY. The Company believes this is one of the most promising growth drivers in Russia and continues its efforts to enhance smartphone penetration and stimulate data usage. Mobile data traffic grew 183% YoY.

•

Fixed-line revenues increased 12% YoY driven by continuing growth in fixed broadband revenues, up 57% YoY. Together with mobile data, this segment is rapidly becoming an increasingly important contributor to revenue.

•	Fixed broadband subscribers increased to more than 2 million, up 46% YoY.

•

Total EBITDA margin decreased in 4Q11 to 37.1%. The decline was due to APPM reduction driven by competition, growth in low-margin handset sales and a write-off of obsolete handset inventory of approximately RUR 300 million, as well as forex impact costs related to calls to the CIS countries.

•	Full year 2011 EBITDA margin was in line with previously communicated management expectations.

•

In 4Q11, VimpelCom optimized its tariff portfolio by improving the traffic mix and stimulating data services usage and continued to ramp up the operational excellence program aimed at curtailing costs in sales and marketing expenses, technical and IT.

•

In 4Q11, capex increased by 2% YoY focused on improving and further extending network quality and coverage. As of the end of 2011, IPTV service was provided in 34 cities with an active subscriber base of 570 thousand. The Company will continue to invest in the 3G network development to match its main competitors in VimpelCom’s 43 key regions.

VimpelCom Ltd. 4Q 2011  |    10

RUSSIA KEY INDICATORS

RUR mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	71,022	64,552	10%	266,087	247,923	7%
Total operating expenditures	44,664	36,526	22%	159,406	133,302	20%
EBITDA	26,358	28,026	-6%	106,681	114,621	-7%
EBITDA margin	37.1%	43.4%		40.1%	46.2%
Capex	25,318	24,842	2%	59,795	47,631	26%
Capex / revenues	36%	38%		22%	19%

Mobile
Mobile net operating revenues	59,012	53,828	10%	221,534	207,338	7%
- of which mobile data	5,118	3,619	41%	17,604	13,021	35%
Mobile EBITDA	23,253	24,993	-7%	94,719	103,084	-8%
Mobile EBITDA margin	39.4%	46.4%		42.8%	49.7%
Mobile subscribers (’000)	57,224	52,020	10%
- of which mobile broadband (’000)	2,538	1,927	32%
Mobile ARPU (RUR)	327	333	-2%
MOU	259	228	14%

Fixed
Fixed-line net operating revenues	12,009	10,724	12%	44,554	40,585	10%
Fixed-line EBITDA	3,105	3,033	2%	11,962	11,537	4%
Fixed-line EBITDA margin	25.9%	28.3%		26.8%	28.4%
Fixed-line broadband revenues	2,564	1,638	57%	8,676	5,687	53%
Fixed line broadband subscribers (’000)	2,073	1,421	46%
Fixed line broadband ARPU (RUR)	432	403	7%

VimpelCom Ltd. 4Q 2011  |    11

BUSINESS UNIT EUROPE & NA - FINANCIAL AND OPERATING RESULTS ITALY

•	Continued relative outperformance in Italy with 2% underlying revenue growth, excl. MTR impact

•	Stable EBITDA, leading to margin expansion to 37.4%

•	Solid subscriber growth across all market segments: mobile subscribers up 5%, fixed voice subscribers up 5% and fixed broadband subscribers up 12%

•	Impressive mobile data growth with mobile Internet revenues up 43%; mobile data ARPU increased 14%

•	Strong Fixed-line broadband performance with revenues up 21% and fixed Broadband ARPU increasing 7%

In Italy, WIND continued to outperform the market in the fourth quarter of 2011 despite ongoing competitive pressure, regulatory headwinds and macroeconomic uncertainties in the period. The marginal decline in service revenues, mainly caused by the 26% cut in mobile termination rate in July 2011, was fully offset by operational excellence cost initiatives and certain one-off items, which resulted in a stable EBITDA over 4Q10.

WIND’s mobile data offerings continued to deliver strong results in 4Q11 with Mobile Internet revenues increasing by over 43% YoY, as a result of growing penetration of smartphones, tablets and data dongles. Messaging revenues delivered a solid 13% growth YoY. With an HSDPA population coverage on par with its main competitors WIND is well positioned to benefit from expected data growth in the coming years, and the LTE spectrum secured in September will enable WIND to effectively compete in this market.

In fixed-line, the Italian market returned to a normal subscriber growth trend after a slowdown in 3Q11 mainly caused by customer base clean-ups amongst certain competitors. WIND saw strong growth in consumer service revenues, up 8%, which were however offset by a decrease in corporate service revenues. WIND’s fixed Broadband business continued to deliver strong performance in 4Q11 with revenues increasing 21% YoY while fixed-line voice revenues in the quarter remained stable.

KEY DEVELOPMENTS 4Q11

•	Total revenues decreased in 4Q11 by 1.5% YoY to EUR 1,424 million with an underlying growth (excl. MTR cut) of 2%

•

Mobile service revenues in 4Q11 declined 2.3% as a result of MTR cut, net of which service revenues would have increased 2.5%; fixed-line service revenues in the quarter declined marginally (-0.7% YoY)

•

EBITDA reached EUR 533 million in 4Q11, stable YoY, delivering a solid overall margin of 37.4%. Both mobile and fixed line EBITDA were stable YoY in absolute terms, resulting in margins of 43.6% and 20.9%, respectively

•

Capex in 4Q11, excluding LTE spectrum, reached EUR 389 million bringing the total for 2011 to EUR 995 million; investments were dedicated to expanding coverage and capacity on the HSDPA mobile network, to LLU sites unbundling and backhauling capacity to support the strong growth in data.

•

WIND continued to deliver solid subscriber growth in the mobile segment in 4Q11 with its customer base increasing 5% to over 21 million driven by the success of bundle offerings and growth in Mobile broadband, which saw subscribers increase by 13% YoY.

•

Mobile Data ARPU increased by 14% in 4Q11 to €3.8, as a result of solid growth in traditional data and Mobile Internet, reaching 25% of total Mobile ARPU; Total Mobile ARPU declined 8% in 4Q11 driven by decline in Voice ARPU resulting from the sharp cut in MTR and by strong growth in data-only SIM cards which do not generate voice revenues.

•

The fixed-line business also continued to perform strongly in 4Q11 with voice subscribers growing 5% to 3.14 million, driven by the solid increase in higher value direct voice subscribers, up 8% to almost 2.4 million. The Broadband customer base grew significantly YoY, exceeding 2.13 million subscribers, an increase of 12%. WIND’s core dual play offerings also continued to perform strongly with a 10% YoY increase in subscribers to 1.74 million

•

Fixed-line ARPU was stable at EUR 33.2 in 4Q11 with the decline in voice ARPU fully compensated by the double digit increase in Data ARPU. In particular Broadband ARPU witnessed a solid 7% increase over 4Q10 to EUR 19.1.

•	In December 2011 the new MTR glide path was announced by the Regulator: 2.5€c from July 2012, 1.5€c from January 2013 and 0.98€c from July 2013.

VimpelCom Ltd. 4Q 2011  |    12

ITALY KEY INDICATORS*

Euro mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	1,424	1,446	-1%	5,570	5,514	1%
Total operating expenditures	892	911	-2%	3,451	3,385	2%
EBITDA	533	534	0%	2,120	2,130	0%
EBITDA margin	37.4%	37.0%		38.1%	38.6%
Capex	1,533	398	285%	2,139	944	127%
Capex / revenues	108%	28%		38%	17%

Mobile
Total revenues	1,037	1,038	0%	4,073	4,042	1%
EBITDA	452	453	0%	1,817	1,834	-1%
EBITDA margin	43.6%	43.7%		44.6%	45.4%
Subscribers (’000)	21,014	19,933	5%	21,014	19,933	5%
- of which mobile broadband (’000) (1)	4,479	3,965	13%	4,479	3,965	13%
ARPU (€)	15.2	16.5	-8%	15.6	16.6	-6%
MOU	205	191	8%	197	184	7%

Fixed
Total revenues	387	408	-5%	1,497	1,472	2%
EBITDA	81	81	-1%	303	297	2%
EBITDA margin (%)	21%	20%		20%	20%
Total voice subscribers (’000)	3,142	3,003	5%	3,142	3,003	5%
Total fixed-line ARPU (€)	33.2	33.3	0%	33.2	34.0	-2%
Broadband subscribers (’000)	2,135	1,912	12%	2,135	1,912	12%
Broadband ARPU (€)	19.1	17.9	7%	19.3	18.3	5%
Dual-play subscribers (’000)	1,743	1,579	10%	1,743	1,579	10%

*	IFRS

Financials Data WAHF Group excluding Canada figures

(1)	Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous Month on 2.5G/3G/3.5G

CANADA

Globalive Wireless Management Corp., operating its wireless business under the brand name WIND Mobile, celebrated its second year of operation in the Canadian market. Following the re-launch of the “WIND Mobile” brand during 3Q11, WIND successfully executed on its new postpaid strategy by renewing its handset program to include larger subsidies and a broader range of high-end handsets. This has expanded WIND’s target market to overlap more directly with the incumbent Canadian operators across all their brands, including in their higher value customer segments and thus driving lower churn, higher ARPU, better credit quality and higher lifetime value customers. The effect has been positive as more than 50% of WIND Mobile’s gross additions in 4Q11 were postpaid sales; postpaid net additions in 4Q11 were 41 thousand.

WIND also recorded positive net additions in prepaid in a quarter where prepaid net additions for the Canadian incumbent operators were negative, but WIND’s approach reflected a conscious and disciplined mandate not to match competition purely on lower prices.

WIND grew its distribution materially, ending 2011 with 211 WIND Mobile-branded locations and a total of 453 points of sale. WIND also focused heavily on its network, with a clear goal to speed up site deployment, quality, and data speed by upgrading the network to HSPA+.

WIND has increased its coverage to over 12.7 million people, representing 37% of Canada’s total population and 47% of the licensed populace.

CANADA KEY INDICATORS

	4Q11	4Q10	YoY	FY11	FY10	YoY
Subscribers (’000)	403	233	73%	403	233	73%
ARPU (CAD)	26.4	28.9	-9%	27.0	26.2	3%

VimpelCom Ltd. 4Q 2011  |    13

BUSINESS UNIT AFRICA & ASIA - FINANCIAL AND OPERATING RESULTS

•	Subscriber base surpassed 82 million, a 18% increase YoY

•	Organic revenue growth of 5% YoY

•	Net operating revenues increased 3% YoY to USD 922 million

•	EBITDA increased organically by 10% YoY

•	EBITDA margin stood at 35%

•	Strong operational performance in Algeria with EBITDA margin of 59.5%

In the fourth quarter of 2011, net operating revenues in Africa & Asia increased by 3% YoY, impacted by local currency devaluation against the USD in the main operating countries of Algeria, Pakistan and Bangladesh, as well as the liquidation of the handset business of “Ring”. Consequently, EBITDA showed a decline of 5% YoY, while the consolidated EBITDA margin stood at 34.8%. However, revenue and EBITDA demonstrated an organic growth of 5% and 10% respectively. It is worth noting that EBITDA growth surpassed revenue growth in most operations as a result of the company’s focus on driving profitable growth as well as operational excellence and capital efficiency programs. Local currency and operational performance show significant growth across the board. The performance per operation is described in local currency.

ALGERIA (“DJEZZY”)

Algeria’s subscribers increased 10% YoY, as a result of controlling churn alongside successful customer acquisitions. ARPU for 4Q11 showed a decline of 7% as compared to 4Q10, due to the penetration of lower income segments, in addition to an accounting provision concerning a loyalty program. Revenues increased 3% YoY, mostly driven by the growth in Djezzy’s subscriber base, while EBITDA increased 18% YoY as a result of successful Opex savings this quarter, resulting in an EBITDA margin of 59.5%. CAPEX declined in comparison to 4Q10, as a result of the ongoing ban on foreign currency transfers preventing the payment of essential suppliers, as well as the importing of equipment critical to network maintenance and necessary expansion.

PAKISTAN (“MOBILINK”)

Mobilink’s subscriber base grew almost 8% YoY after expanding its portfolio of location-based promotions and focusing on high-quality acquisitions by introducing new pre-paid and postpaid sales promotions. In addition, reactivation promotions were launched to help control churn, which culminated in successful customer retention. Revenues were up 4% in 4Q11 compared to the previous year, mainly due to an increase in subscribers, steady VAS uptake, as well as higher administrative fees on scratch cards. EBITDA was positively impacted by higher revenues, and declining cost of sales, such as lower interconnect and SIM card costs, leading to a YoY increase of 10%. CAPEX increased 128% YoY due to the continued focus on network and IT development for Mobilink.

BANGLADESH (“BANGLALINK”)

In Bangladesh the subscriber base showed an impressive growth of 23% YoY, driven by a more aggressive acquisition strategy following the SIM Tax reduction in June 2011, as well as loyalty programs and reactivation promotions. The accelerated growth of subscribers in rural and youth market segments led to an ARPU dilution of 6% compared to 4Q10. Revenues grew almost 17% this quarter, as a result of tariff revisions, aggressive competitive moves, and a focus on VAS. EBITDA decreased 4%, mainly attributable to rising SIM tax subsidies related to strong customer acquisitions. CAPEX increased 311% YoY mainly as a result of the 2G license renewal.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe subscribers increased 6% YoY mostly driven by a surge in Burundi’s and Zimbabwe’s customer bases, as a result of increased penetration into rural areas, as well as improved sales and distribution channels performance. It is also worth noting the impressive growth in subscribers compared to 3Q 2011, which was boosted by Zimbabwe’s recapturing of subscribers after a dip in 1H 2011. Revenues for Telecel Globe declined by 5% YoY as a result of the sale of the operation in Namibia, in addition to currency devaluation in Burundi. On a comparable basis, excluding the sale of Powercom Ltd. in Namibia, revenues display an increase of 8.6% YoY. Meanwhile, EBITDA experienced a significant decline compared to 4Q10 due to retroactive tax adjustments in CAR, in addition to an exceptional tax assessment and bad debt provision in Burundi.

SOUTH EAST ASIA

The subscriber base exceeded 4 million customers. Laos launched its 3G services on 31 December 2011, offering data bundles to its customers. Revenues for South East Asia increased 236% YoY. Notwithstanding these indicators, the Company booked an impairment of USD 527 million related to its operations in Vietnam and Cambodia, as a detailed business plan review led to significant downward growth perspectives for these businesses.

VimpelCom Ltd. 4Q 2011  |    14

AFRICA & ASIA KEY INDICATORS

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	922	895	3%	3,719	3,553	5%
Total operating expenditures	601	558	8%	2,153	2,082	3%
EBITDA	321	337	-5%	1,566	1,471	6%
EBITDA margin	34.8%	37.7%		42.1%	41.4%
Capex	646	175	269%	976	536	82%
Capex / revenues	70%	20%		26%	15%

For details per country unit please see Attachment B

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	33.9	32.8	3%	135.6	129.2	5%
EBITDA	20.1	17.1	18%	80.4	72.5	11%
EBITDA margin	59.5%	52.0%		59.3%	56.1%

PAKISTAN

PKR bln
	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	25.0	23.9	4%	97.9	94.3	4%
EBITDA	10.4	9.4	10%	40.0	37.3	7%
EBITDA margin	41.7%	39.4%		40.9%	39.6%

BANGLADESH

BDT bln
	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	9.9	8.5	17%	37.9	31.8	19%
EBITDA	2.1	2.1	-4%	12.5	8.9	40%
EBITDA margin	20.8%	25.1%		33.0%	27.9%

VimpelCom Ltd. 4Q 2011  |    15

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

•	Continued growth of all revenue streams, in particular in mobile and fixed data revenues

•	Doubling of fixed residential broadband subscribers YoY

•	FY11 EBITDA margin stable at 53.2% YoY, in line with management expectations

•	4Q11 EBITDA of 50.3% impacted by seasonal promotions and costs

The Ukraine Business Unit continued to deliver solid results in the fourth quarter with solid revenue growth and a strong performance in fixed residential broadband.

•	Total revenue was 4% higher YoY at UAH 3.3 billion due to growth in both mobile and fixed businesses.

•	Mobile revenues grew by 2% YoY on the back of a 2% increase in subscriber base (to 24.8 million) and ARPU growth of 2% driven by increased usage of bundled offers and higher traffic.

•	Data revenue was up 12% YoY to UAH 218 million driven by growth in the number of data users and Mobile internet traffic usage.

•

Fixed-line revenues increased by 36% in 4Q11, mainly due to a 78% growth in the wholesale revenue stream and significant growth in the broadband revenue stream driven by an increase in the number of users by 98% YoY to 397 thousand.

•

4Q11 EBITDA margin was 50.3% impacted by higher advertising costs and seasonal promotions. The margin was further impacted by a growing share of non-mobile business and higher SG&A from increased technical costs due to inflation.

•	FY11 EBITDA margin was unchanged YoY, in line with management expectations, and SG&A increased by only 2% YoY.

•	Capex increased 35% in 4Q11 YoY mainly due to extensive investments into the completion of the nation-wide fixed broadband network roll-out.

UKRAINE KEY INDICATORS

UAH mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	3,326	3,198	4%	13,078	12,489	5%
Total operating expenditures	1,654	1,477	12%	6,125	5,843	5%
EBITDA	1,672	1,722	-3%	6,953	6,646	5%
EBITDA margin	50.3%	53.8%		53.2%	53.2%
Capex	788	584	35%	2,264	2,005	13%
Capex / revenues	24%	18%		17%	16%

Mobile
Mobile net operating revenues	3,070	3,010	2%	12,106	11,717	3%
Mobile subscribers (’000)	24,776	24,390	2%
Mobile ARPU (UAH)	41.1	40.3	2%
MOU	483	457	6%

Fixed-line
Fixed-line net operating revenues	256	188	36%	972	772	26%
Fixed-line broadband revenues	47	30	54%	158	89	77%
Fixed-line broadband subscribers (’000)	397	200	98%
Fixed-line broadband ARPU (UAH)	43.7	55.7	-22%

VimpelCom Ltd. 4Q 2011  |    16

BUSINESS UNIT CIS* – FINANCIAL AND OPERATING RESULTS

•	Double digit organic revenue growth continues in all markets except in Armenia

•	EBITDA increased organically by 11%; EBITDA of USD 171 million

•	EBITDA margin of 40.8%

•	Doubling mobile data revenue YoY to USD 25 million; significant mobile broadband subscriber increase

Overall, the CIS Business Unit continued to deliver strong operational and financial results. Despite intensified competition, revenues continued to grow at double-digit rates YoY in all CIS markets, except Armenia, as a result of improving macroeconomic conditions, strong product offerings, and efficient sales and marketing efforts.

•	In 4Q11, total revenues grew 16% YoY to USD 419 million.

•

Total mobile revenue increased by 18% YoY in 4Q11 mainly driven by voice revenues increase, as a result of sales and active subscriber base growth. However, the greatest growth potential was seen in data revenue, which doubled YoY with an increasing data traffic trend.

•	In 4Q11, fixed-line revenue decreased slightly YoY, impacted by wholesale revenue stream decline in the quarter in all countries.

•	Consolidated EBITDA was USD 171 million, up 11% YoY.

•	EBITDA margin was 40.8% in 4Q11, impacted by aggressive competition in key markets and year-end marketing campaigns to attract new subscribers and secure market positions.

•	Capex decreased YoY by 6% in 4Q11. The network expansion continues to support voice and data traffic growth. 2011 was the first year of 3G network development in Kazakhstan and Kyrgyzstan.

KAZAKHSTAN

Kazakhstan, the Company’s largest market in the CIS, demonstrated revenue growth of 11% YoY in 4Q11 despite continuing competitive pressure. APPM declined due to new regulatory requirements and intensified competition. These issues as well as increased sales of devices contributed to an EBITDA margin erosion of 5.2 p.p. YoY.

UZBEKISTAN

In Uzbekistan, the positive trend in subscriber base growth, coupled with positive dynamics in all KPIs, resulted in revenue growth of 35% YoY in 4Q11. EBITDA was 54% higher YoY as a result of revenue growth and efficient SG&A spending.

ARMENIA

Revenues in Armenia demonstrated 2% YoY growth in 4Q11 driven by mobile revenue growth of 9%, while EBITDA increased 14% YoY. Going forward, the Company will focus on stabilizing its profitability level while continuing to develop fixed and mobile data services.

KYRGYZSTAN

Kyrgyzstan continues to demonstrate positive dynamics in subscriber base and revenue growth which resulted in solid EBITDA performance with a 34% increase in 4Q11 YoY. APPM remained stable YoY in 4Q11, accompanied by growth in usage of both voice and VAS services. Data usage trends drove a significant mobile data revenue increase of 151% YoY.

TAJIKISTAN

In Tajikistan, VimpelCom saw a 20% increase in revenue YoY for 4Q11 due to growth of sales and voice revenue, as well as growth of international traffic termination and transit traffic termination volume. EBITDA increased 7% YoY due to solid revenue performance.

GEORGIA

Georgia showed strong results with subscriber base growth of 49% and revenue growth of 45% which drove an increase in EBITDA of 131% YoY in 4Q11, despite APPM erosion due to the competitive environment.

VimpelCom Ltd. 4Q 2011  |    17

CIS KEY INDICATORS

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	419	362	16%	1,589	1,354	17%
Total operating expenditures	248	207	20%	886	739	20%
EBITDA	171	155	11%	703	615	14%
EBITDA margin	40.8%	42.7%		44.3%	45.4%
Capex	241	256	-6%	626	437	43%
Capex / revenues	58%	71%		39%	32%

Mobile
Mobile subscribers (’000)	19,703	15,612	26%
- of which mobile broadband (’000)	446	33	1271%
Fixed-line
Fixed-line broadband subscribers (’000)	212	92	131%
Fixed-line broadband revenues	9	4	120%	30	12	138%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since the first quarter of 2010), Tajikistan, and Georgia. For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	31,566	28,556	11%	120,672	108,266	11%
EBITDA	13,749	13,939	-1%	57,708	57,094	1%
EBITDA margin	43.6%	48.8%		47.8%	52.7%

UZBEKISTAN

USD mln
	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	80	59	35%	277	210	32%
EBITDA	33	21	54%	122	83	48%
EBITDA margin	41.0%	35.9%		44.1%	39.5%

VimpelCom Ltd. 4Q 2011  |    18

CONFERENCE CALL INFORMATION

On March 13, 2012, the Company will host an analyst & investor conference call on its fourth quarter 2011 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number:	+ 1 877 616-4476
International call-in number:	+ 1 402 875-4763

The conference calls replay and the slide presentation webcasts will be available until March 20, 2012 and April 13, 2012, respectively. The slide presentations will also be available for download on the Company’s website.

2:00 pm CET investor and analyst call replay

US Replay number:	+1 855 859-2056
Confirmation code :	54211649

International replay:	+1 404 537-3406
Confirmation code :	54211649

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Noha Khalil

Investor_Relations@vimpelcom.com

otinvestorrelations@otelecom.com

Tel: +31 20 79 77 200 (Amsterdam)

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS

Bobby Leach

Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 4Q 2011  |    19

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the Company’s revenue and EBITDA objectives, the benefits and synergies from the Company’s transaction with Wind Telecom and the expected growth and development of the Company’s operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected, that we are unable to realize the synergies anticipated from the transaction and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 4Q 2011  |    20

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	22

Attachment B	Country units key indicators CIS and Africa & Asia	25

Attachment C	Reconciliation Tables	28
	Average Rates of Functional Currencies to USD

Attachment D	Wind Telecomunicazioni group condensed financial statement of income	30

Attachment E	Definitions	31

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2011  |    21

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD (000)	Actual Three months ended December 31		Actual Full Year
	2011	2010	2011	2010
Operating revenues
Service revenues	5,592,965	2,723,372	19,575,197	10,291,333
Sales of equipment and accessories	189,792	87,625	516,434	193,815
Other revenues	95,206	4,652	158,552	27,652

Net operating revenues	5,877,962	2,815,649	20,250,183	10,512,800

Operating expenses
Service costs	1,441,665	602,177	4,968,165	2,251,474
Cost of equipment and accessories	253,893	98,439	662,979	216,944
Selling, general and administrative expenses	1,920,356	854,713	6,316,830	3,063,548
Depreciation	907,118	435,878	3,117,872	1,651,996
Amortization	526,994	185,390	1,628,203	427,768
Impairment loss	526,551	—	526,551	—
Provision for doubtful accounts	54,687	8,760	153,284	48,571

Total operating expenses	5,631,265	2,185,357	17,373,884	7,660,301

Operating income	246,697	630,292	2,876,299	2,852,499

Other income and expenses
Interest income	38,110	13,756	110,138	55,938
Net foreign exchange gain/(loss)	(132,783)	(10,340)	(219,400)	(4,532)
Interest expense	(518,478)	(140,402)	(1,640,346)	(540,040)
Equity in net gain/(loss) of associates	(21,775)	26,684	8,437	53,189
Other expenses, net	(172,843)	(5,658)	(385,400)	(90,526)

Total other income and expenses	(807,769)	(115,960)	(2,126,571)	(525,971)

Income before income taxes	(561,071)	514,332	749,728	2,326,528
Income tax expense	110,911	44,353	578,273	605,663

Net income from continuing operations	(671,982)	469,979	171,455	1,720,865
Profit from discontinued operations	6,642	—	22,301	—

Net income/(loss)	(665,340)	469,979	193,756	1,720,865
Net income/(loss) attributable to the noncontrolling interest	(279,218)	8,756	(294,653)	47,524

Net income/(loss) attributable to VimpelCom	(386,122)	461,223	488,409	1,673,341

Basic EPS :
Net income attributable to VimpelCom per common share	$(0.24)	$0.34	$0.31	$1.39
Weighted average common shares outstanding (thousand)	1,618,121	1,291,347	1,655,676	1,207,040
Diluted EPS :
Net income/(loss) attributable to VimpelCom per common share	$(0.23)	$0.34	$0.31	$1.39
Weighted average diluted shares (thousand)	1,618,690	1,294,304	1,655,943	1,207,340

*	Adjusted for the impact through changes in redeemable noncontrolling interest

VimpelCom Ltd. 4Q 2011  |    22

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED BALANCE SHEET

USD (000)	Actual December 31, 2011	Actual December 31, 2010
Assets
Current assets:
Cash and cash equivalents	2,325,084	885,125
Trade accounts receivable, net of allowance for doubtful accounts	2,527,588	506,322
Inventory	226,857	137,413
Deferred income taxes	148,098	117,236
Input value added tax	161,837	137,958
Due from related parties	86,626	87,151
Short-term bank deposits	176,132	34,305
Other current assets	2,471,946	383,964
Assets held for sale	—	—

Total current assets	8,124,166	2,289,474

Property and equipment, net	14,870,883	6,935,287
Telecommunications licenses, net	4,614,156	562,931
Goodwill	17,027,569	7,003,714
Other intangible assets, net	6,209,439	1,481,800
Software, net	946,259	627,330
Investments in associates	1,274,773	446,130
Due from related party	11,250	4,905
Other non-current assets	1,397,513	576,324

Total assets	54,476,007	19,927,895

Liabilities, redeemable non-controlling interest and equity
Current liabilities:
Accounts payable	$4,367,582	$963,450
Due to employees	262,811	108,050
Due to related parties	25,212	5,634
Accrued liabilities	1,543,719	212,323
Taxes payable	1,104,737	233,848
Customer advances, net of VAT	874,169	452,055
Customer deposits	97,129	33,835

Deferred income taxes	55,693	50,313
Short-term debt	2,648,845	1,162,444
Liabilities associated to assets held for sale	—	—

Total current liabilities	10,979,897	3,221,952
Deferred income taxes	1,769,209	688,206
Long-term debt	24,387,629	4,498,861
Other non-current liabilities	1,892,613	184,133

Total liabilities	39,029,348	8,593,152

Redeemable noncontrolling interest	540,063	522,076
Equity
Convertible voting preferred stock (0.001 USD nominal value per share), 433,532,000 shares authorized; 433,532,000 shares issued and outstanding	434	129
Common stock (0.001 USD nominal value per share), 2,630,639,827 shares authorized; 1,628,199,135 shares issued (December 31, 2010: 1,302,559,308); 1,618,120,527 shares outstanding (December 31, 2010: 1,292,050,700 )	1,628	1,303
Ordinary stock (0.001 USD nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	—	—
Additional paid-in capital	11,248,199	6,292,269
Retained earnings	4,426,260	5,153,819
Accumulated other comprehensive loss	(1,331,013)	(561,154)
Treasury stock, at cost, 10,078,608 shares of common stock (December 31, 2010: 10,508,608)	(212,242)	(215,763)

Total VimpelCom shareholders’ equity	14,041,985	10,670,603

Noncontrolling interest	864,609	142,064

Total equity	14,906,596	10,812,667
Total liabilities, redeemable noncontrolling interest and equity	54,476,007	19,927,895

VimpelCom Ltd. 4Q 2011  |    23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Actual Three months ended December 31,	Actual Year ended December 31,
USD (000)	2011	2011	2010
Operating activities
Net income	(665,785)	193,756	1,720,865
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & Amortization	1,960,664	5,272,627	2,079,764
Loss on foreign currency translation	132,783	219,400	4,532
Other	(177,202)	(251,059)	(188,418)
Changes in operating assets and liabilities:	540,660	448,064	53,400
Net cash provided by operating activities	1,791,120	5,882,788	3,670,142

Investing activities
Purchases of property and equipment	(1,684,863)	(3,946,714)	(1,434,548)
Purchases of intangible assets	(1,680,672)	(1,852,243)	(58,604)
Purchases of software	(56,938)	(203,736)	(264,107)
Proceeds from sale of property, plant and equipment	12,718	33,577	13,573
Acqusition of subsidiaries, net of cash acquired	(46,873)	(838,164)	119,713
Receipts from associates	12,858	24,529	—
Payment for shares in Golden Telecom	—	—	(143,569)
Net flow from disposal of financial instruments	77,629	211,820	455,187
Loans receivable repayment / (granted)	(46,942)	(118,495)	(9,947)
Purchases of other assets, net	(11,103)	(33,985)	(25,149)

Net cash (used in)/provided by investing activities	(3,424,137)	(6,723,411)	(1,347,451)

Financing activities
Proceeds from bank and other loans	1,987,631	10,488,861	1,174,646
Repayments of bank and other loans	(541,761)	(6,581,430)	(2,898,292)
Payments of fees in respect of debt issues	(35,408)	(100,150)	(5,068)
Purchase of own shares	(3,801)	(687)	(479,936)
Payment of dividends	(715,970)	(1,216,367)	(577,998)
Payment of dividends to noncontrolling interest	(12,950)	(12,950)	(72,370)
Other (payments)/receipts, net	(3,894)	4,951	(4,552)

Net cash (used in)/from financing activities	673,846	2,582,228	(2,863,570)

Effect of exchange rate changes on cash and cash equivalents	(158,391)	(301,647)	(20,946)

Net (decrease)/increase in cash and cash equivalents	(1,117,613)	1,439,958	(561,824)
Cash and cash equivalents at beginning of period	3,442,697	885,125	1,446,949

Cash and cash equivalents at end of period	2,325,084	2,325,084	885,125

	Three months ended December 31,	Year ended December 31,
	2011	2011	2010
Supplemental cash flow information
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	1,262,967	1,262,967	526,509

VimpelCom Ltd. 4Q 2011  |    24

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	33.9	32.8	3%	135.6	129.2	5%
EBITDA	20.1	17.1	18%	80.4	72.5	11%
EBITDA margin	59.5%	52.0%		59.3%	56.1%
Capex (USD mln)	21	35	-40%	40	90	-56%
Capex / revenues (USD)	5%	8%		2%	5%

Mobile
Subscribers (‘000)	16,595	15,087	10%
ARPU	673	724	-7%
MOU	278	288	-3%

PAKISTAN

PKR bln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	25.0	23.9	4%	97.9	94.3	4%
EBITDA	10.4	9.4	10%	40.0	37.3	7%
EBITDA margin	41.7%	39.4%		40.9%	39.6%
Capex (USD mln)	109	48	128%	261	143	83%
Capex / revenues (USD)	38%	17%		23%	13%

Mobile
Subscribers (‘000)	34,214	31,794	8%
ARPU	235	245	-4%
MOU	209	221	-5%

BANGLADESH

BDT bln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	9.9	8.5	17%	37.9	31.8	19%
EBITDA	2.1	2.1	-4%	12.5	8.9	40%
EBITDA margin	20.8%	25.1%		33.0%	27.9%
Capex (USD mln)	337	82	311%	428	235	82%
Capex / revenues (USD)	261%	67%		84%	51%

Mobile
Subscribers (‘000)	23,754	19,327	23%
ARPU	140	149	-6%
MOU	207	221	-6%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	23.7	25.0	-5%	93.7	101.8	-8%
EBITDA	-5.1	6.5	-178%	7.9	23.5	-66%
EBITDA margin	n.a.	26.2%		8.4%	23.1%

Mobile
Subscribers (‘000)	3,140	2,974	6%

SEA (CONSOLIDATED)

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Revenues	23.5	7.0	236%	68.7	22.0	212%
EBITDA	-19.7	-10.0		-75.5	-35.0
EBITDA margin	n.a.	n.a.		n.a.	n.a.

Mobile
Subscribers (‘000)	4,375	651	572%

VimpelCom Ltd. 4Q 2011  |    25

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	31,566	28,556	11%	120,672	108,266	11%
EBITDA	13,749	13,939	-1%	57,708	57,094	1%
EBITDA margin	43.6%	48.8%		47.8%	52.7%
Capex (USD mln)	99	122	-18%	264	192	37%
Capex / revenues (USD)	47%	63%		32%	26%

Mobile
Subscribers (‘000)	8,409	6,867	22%
ARPU (KZT)	1,161	1,359	-15%
MOU	165	124	33%

ARMENIA

AMD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	17,498	17,159	2%	70,541	68,034	4%
EBITDA	7,108	6,253	14%	27,038	29,079	-7%
EBITDA margin	40.6%	36.4%		38.3%	42.7%
Capex (USD mln)	7	16	-60%	30	30	2%
Capex / revenues (USD)	14%	34%		16%	16%

Mobile
Subscribers (‘000)	765	672	14%
ARPU (AMD)	2,887	3,560	-19%
MOU	261	275	-5%

UZBEKISTAN

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	80	59	35%	277	210	32%
EBITDA	33	21	54%	122	83	48%
EBITDA margin	41.0%	35.9%		44.1%	39.5%
Capex (USD mln)	85	78	9%	219	147	49%
Capex / revenues (USD)	107%	133%		79%	70%

Mobile
Subscribers (‘000)	6,361	4,822	32%
ARPU (USD)	4	4	5%
MOU	458	403	14%

TAJIKISTAN

USD mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	25	21	20%	101	78	29%
EBITDA	11	11	7%	48	30	60%
EBITDA margin	44.1%	49.8%		47.2%	38.2%
Capex (USD mln)	14	10	38%	29	16	80%
Capex / revenues (USD)	54%	47%		29%	21%

Mobile
Subscribers (‘000)	965	787	23%
ARPU (USD)	8	7	17%
MOU	229	197	16%

VimpelCom Ltd. 4Q 2011  |    26

GEORGIA

GEL mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	29.5	20.4	45%	105.8	83.9	26%
EBITDA	7	3	131%	25	14	78%
EBITDA margin	22.6%	14.0%		23.4%	16.6%
Capex (USD mln)	14	18	-22%	39	37	5%
Capex / revenues (USD)	80%	157%		63%	80%

Mobile
Subscribers (‘000)	833	560	49%
ARPU (GEL)	11	12	-6%
MOU	217	134	62%

KYRGYZSTAN

KGS mln	4Q11	4Q10	YoY	FY11	FY10	YoY
Net operating revenues	1,753	1,431	23%	6,531	5,198	26%
EBITDA	954	712	34%	3,567	2,129	68%
EBITDA margin	54.4%	49.8%		54.6%	41.0%
Capex (USD mln)	21	11	97%	44	14	206%
Capex / revenues (USD)	55%	35%		31%	13%

Mobile
Subscribers (‘000)	2,371	1,904	24%
ARPU (KGS)	245	261	-6%
MOU	292	313	-7%

VimpelCom Ltd. 4Q 2011  |    27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*(PRO FORMA)

USD mln	4Q11 (unaudited)	4Q10 (unaudited)	FY11 (unaudited)	FY10 (unaudited)
EBITDA	2,200	2,266	9,363	9,284

Adjustment for certain non-operating items	7	4	22	29
Depreciation	(906)	(905)	(3,529)	(3,084)
Amortization	(527)	(558)	(2,159)	(2,285)
Impairment loss	(527)	(112)	(504)	(136)

Operating income	247	695	3,193	3,808

Adjustment for certain non-operating items	(7)	(4)	(22)	(29)

EBIT	240	691	3,171	3,779

Financial income and expenses	(480)	(499)	(1,993)	(2,084)
- including interest income	38	12	150	129
- including interest expense	(518)	(511)	(2,143)	(2,213)
Net foreign exchange (loss)/gain and others	(321)	(129)	(497)	(395)
- including net foreign exchange (loss)/gain	(133)	(11)	(123)	(89)
- including equity in net (loss)/gain of associates	(22)	(11)	(25)	(87)
- including other (expense)/income, net	(173)	(111)	(371)	(248)
- including adjustment for certain non-operating items	7	4	22	29

EBT	(561)	63	681	1,300

Income tax expense	(111)	(253)	(623)	(836)

Profit (loss) from discontinued operations	7	—	18	—

Net income	(665)	(190)	76	464

Net (loss)/income attributable to the noncontrolling interest	(279)	17	(248)	155

Net Income attributable to VimpelCom Ltd.	(386)	(207)	324	309

*	See also the supplementary file FactbookQ42011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2011  |    28

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (ACTUAL)

USD mln	4Q11	4Q10	FY11	FY10
EBITDA	2,200	1,247	8,127	4,906

Adjustment for certain non-operating items	7	4	22	26
Depreciation	(906)	(436)	(3,118)	(1,652)
Amortization	(527)	(185)	(1,628)	(428)
Impairment loss	(527)	—	(527)	—

Operating income	247	630	2,876	2,852

Adjustment for certain non-operating items	(7)	(4)	(22)	(26)

EBIT	240	626	2,854	2,826

Financial income and expenses	(480)	(126)	(1,530)	(484)
- including interest income	38	14	110	56
- including interest expense	(518)	(140)	(1,640)	(540)
Net foreign exchange (loss)/gain and others	(321)	14	(574)	(15)
- including net foreign exchange (loss)/gain	(133)	(11)	(219)	(4)
- including equity in net (loss)/gain of associates	(22)	27	8	53
- including other (expense)/income, net	(173)	(6)	(385)	(90)
- including adjustment for certain non-operating items	7	4	22	26

EBT	(561)	514	750	2,327

Income tax expense	(111)	(44)	(578)	(606)

Profit (loss) from discontinued operations	7	—	22	—

Net income	(665)	470	194	1,721

Net (loss)/income attributable to the noncontrolling interest	(279)	9	(295)	48

Net Income attributable to VimpelCom Ltd.	(386)	461	488	1,673

*	See also the supplementary file FactbookQ42011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2011  |    29

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

Actual, USD mln	4Q10	1Q11	2Q11	3Q11	4Q11
Net debt	4,740	4,840	24,104	22,261	24,373
Cash and cash equivalents	885	1,858	3,190	3,443	2,325
Long - term and short-term deposits	36	592	99	153	178
Fair value hedge	—	—	—	147	161
Total debt,	5,661	7,290	27,393	26,004	27,037
incl. Long - term debt	4,499	6,047	25,756	24,404	24,388
incl. Short-term debt	1,162	1,243	1,637	1,600	2,649

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	FY11	FY10	YoY	FY11	FY10	Delta
Russian Ruble	29.39	30.37	3.3%	32.20	30.48	-5.3%
Euro	0.72	0.75	4.9%	0.77	0.76	-2.2%
Algerian Dinar	72.93	73.99	1.5%	75.33	74.29	-1.4%
Pakistan Rupee	86.33	85.18	-1.3%	89.95	85.67	-4.8%
Bangladeshi Taka	74.07	69.63	-6.0%	81.83	70.60	-13.7%
Vietnamese Dong	20,685	—	n/a	20,813	—	n/a
Lao Kip	8,005	—	n/a	8,006	—	n/a
Ukrainian Hryvnia	7.97	7.94	-0.4%	7.99	7.96	-0.4%
Kazakh Tenge	146.62	147.34	0.5%	148.40	147.40	-0.7%
Armenian Dram	372.44	373.73	0.3%	385.77	363.44	-5.8%
Georgian Lari	1.69	1.78	5.3%	1.67	1.77	6.0%
Kyrgyz Som	46.14	45.96	-0.4%	46.48	47.10	1.3%

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	FY 11	FY 10
Revenue	5,431	5,384
Other revenue	139	130
Total Revenue	5,570	5,514
EBITDA	2,120	2,130
D&A	(1,068)	(1,019)
EBIT	1,052	1,111
Financial Income and expenses	(934)	(1,265)
EBT	118	(153)
Income Tax	(278)	(131)
Profit/(Loss) from discontinued operations	6	32
Net income	(154)	(252)

VimpelCom Ltd. 4Q 2011  |    30

ATTACHMENT E: DEFINITIONS

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of Wind Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

EBT is a non-U.S. GAAP measure and is calculated as EBIT minus Financial income and expenses (which is calculated by subtracting interest income from interest expense) and Net foreign exchange (loss)/gain and others. VimpelCom’s management uses EBT as a supplemental performance measure and believes that it provides useful information about earnings of the Company before making accruals for income tax expenses. Reconciliation of EBT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa & Asia (except SEA) visitors roaming revenue is excluded from service revenues.

VimpelCom Ltd. 4Q 2011  |    31

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian business unit includes IPTV activities.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa & Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedge. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments, the Company identified Russia, Europe and North America, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Organic growth Revenue and EBITDA are non-U.S. GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

VimpelCom Ltd. 4Q 2011  |    32

1 4Q 2011 Presentation Jo Lunder CEO VimpelCom Ltd. Amsterdam, March 13 , 2012 th

2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's financial performance objectives, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued
volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the
Company’s annual report on Form 20-F for the year ended December 31, 2010 filed with the U.S.
Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the
SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-
looking statements contained herein, or to make corrections to reflect future events or developments.

3 Key messages • Robust mobile subscriber growth • Solid organic revenue growth • Stable EBITDA excluding forex impact • Strong cash flow generation • Net income impacted by non-cash items

4
Progress
Selective M&A
Algeria
Governance
Wind Telecom transaction
Dividend
Euroset option not exercised
Discussions ongoing
Arbitration withdrawn
Integration completed and spin-off OTH
assets completed
Final dividend for 2011 announced
Portfolio review
Impairment Vietnam and Cambodia
Objectives 2012 – 2014
Announced

5
Key results 4Q11
•
Mobile subscribers increased 13%
*
to 205 million
•
Total fixed-line subscribers of ~5 million
•
Organic revenue growth of 5% YoY
*
, revenues of USD 5.9 billion
•
EBITDA excl. FX stable YoY
*
, EBITDA of USD 2.2 billion
•
EBITDA margin of 37%
•
Net cash from operating activities of USD 1.8 billion
•
Actual Net income FY11 of USD 488 million, impacted by non-
cash items
*  Pro Forma

6 Business Units Performance

7
-2% YoY ARPU
+14% YoY MOU
Mobile subscribers
(million)
ARPU and MOU
(RUR)        (min)
+10% YoY
+7% YoY Fixed
-2% YoY Mobile
+46% YoY Fixed
+32% YoY Mobile
BU Russia: Operating Highlights
Broadband subscribers
(million)
Broadband ARPU
(RUR)
52.0
53.0
55.3
56.8
57.2
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
333
308
327
334
327
228
218
244
251
259
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
1.4
1.6
1.7
1.8
2.1
1.9
2.3
2.4
2.4
2.5
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
403
409
413
410
432
238
227
209
219
234
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
Fixed broadband subs Mobile broadband subs Fixed broadband ARPU Mobile broadband
ARPU
ARPU MOU

10.7
10.3
10.8
11.5
12
53.8
50.1
54.4
58.1
59.0
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

28.0
25.4
27.1
27.9
26.4
43.4%
42.1%
41.5%
40.0%
37.1%
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

48
60
19%
22%
FY 10
FY 11

© VimpelCom Ltd 2012

8
Highlights:
•
Mobile subscribers reaching 57.2 million, up 10% YoY, including 2.5 million Mobile BB subscribers, up 32% YoY
•
Fixed BB subscribers 2.1 million, up 46% YoY
•
IPTV in 34 cities; 570K active subscribers
•
Revenues RUR 71.0 billion, up 10% YoY with double digit revenue growth Mobile and Fixed Broadband
•
Gross margin in absolute terms improved YoY although declined in
% due to prices rebalancing
•
FY11 EBITDA margin of 40.1% - in line with earlier communicated outlook FY11
•
Operational excellence program of at least RUR 5 billion launched
Revenues
(RUR billion)
EBITDA and EBITDA Margin
(RUR billion)
EBITDA EBITDA Margin
CAPEX
(RUR billion)
CAPEX CAPEX / Revenue
BU Russia: Financial Highlights
71.0 69.6
65.2
60.4
64.5
+26% YoY
-6% YoY +10% YoY
Mobile Fixed-line

© VimpelCom Ltd 2012

19.9
20.3
20.6
20.8
21.0
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

1,912
2,030
2,082
2,073
2,135
3,965
4,027
4,030
4,141
4,479
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

9
ARPU   -8% YoY
MOU +8% YoY
BU Europe & NA: Operating Highlights Italy
ARPU MOU
+5% YoY
Fixed broadband subs Mobile broadband subs
Broadband subscribers*
(thousands)
Broadband ARPU
(EUR)
+7% YoY +12% YoY Fixed
+13% YoY Mobile
*  Mobile broadband includes consumer customers that have performed at least one mobile
Internet event in the previous month on 2.5G/3G/3.5G network technology
Mobile subscribers
(million)
ARPU and MOU
(EUR)        (min)
Fixed broadband ARPU

© VimpelCom Ltd 2012

408
159
879
369
155
826
370
172
857
371
127
898
387
131
906
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

0.9
17%
1.1
LTE
1.0
18%
FY 10
FY 11

10
Highlights:
•
Continued outperformance of the Italian market
•
Mobile subscribers grow 5% to 21.0 million
•
Fixed BB subscribers increased by 12% to 2.1 million
•
Revenues of EUR 1.4 billion, down 1.5% YoY due to MTR decline and worsened economic conditions
•
Total revenues excluding mobile incoming up 0.5% YoY
•
Solid growth of Fixed BB revenues (+21%) coupled with increase in
Fixed BB ARPU
•
Strong growth of mobile internet and data revenues, up 20%
•
Stable EBITDA of EUR 533 million, leading to margin expansion to
37.4%
EBITDA EBITDA Margin
CAPEX*
(EUR billion)
1.1
LTE
BU Europe & NA: Financial Highlights Italy
CAPEX excl. license CAPEX excl. license / Revenue License
* IFRS
** Excluding licenses
Revenues*
(EUR million)
EBITDA* and EBITDA Margin
(EUR million)
Stable YoY
Stable YoY**
Total Revenues -1% YoY
Revenue excl. Mobile incoming +0.5% YoY
Mobile Revenues
(excl. Incoming)
Mobile Incoming
Revenues
Fixed-line

895
891
949
957
922
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

337
404
407
434
321
37.7%
45.3%
42.9%
45.4%
34.8%
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

256
720
536
15%
19%
FY 10
FY 11

© VimpelCom Ltd 2012

EBITDA EBITDA Margin
CAPEX*
(USD million)
BU Africa & Asia: Financial and Operating Highlights
Revenues*
(USD million)
EBITDA* and EBITDA Margin
(USD million)
11
-5% YoY +3% YoY
+34% YoY**
CAPEX excl. license CAPEX excl. license / Revenue License
* IFRS
** Excluding licenses
Highlights:
•
Subscriber base surpassed 82 million, a 18% increase YoY
•
Organic revenue growth of 5% YoY – growth across all main
operations
•
Net operating revenues increased 3% YoY to USD 922 million
•
EBITDA increased organically by 10% YoY
•
EBITDA margin stood at 35%
•
Algeria: Revenues increased 3% in local currency, while EBITDA increased 18%, leading to an improvement in EBITDA margin by almost 7 p.p.
•
Pakistan:
Revenues in local currency up 4%, while EBITDA
grew 10%, leading to an EBITDA margin of 41.7%
•
Bangladesh:
Revenues increased 17% in local currency as a result
of a 23% increase in banglalink’s subscriber base

Highlights:
•
Continued healthy top line growth and maintained leading market position
•
Revenue UAH 3.3 billion, up 4% YoY, driven by both mobile and fixed segments
•
Strong growth of mobile data revenue, up 11% YoY to
UAH 218million
•
Doubling of fixed broadband subscribers
•
Fixed line revenues up 36% YoY, reflecting 54% increase in FBB revenue and 79% increase of wholesale
•
Stable FY11 EBITDA margin of 53.2%; 4Q11 declined to 50.3%
CAPEX
(UAH billion)
BU Ukraine: Financial and Operating Highlights
Revenues
(UAH billion)
EBITDA and EBITDA Margin
(UAH billion)
12
-3% YoY +4% YoY
+13% YoY
1.7
1.6
1.8
1.9
1.7
53.8% 54.0% 54.8% 53.7%
50.3%
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
3.2
3.0
3.3
3.5
3.3
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
2.0
2.3
16%
17%
FY 10 FY 11
CAPEX
CAPEX / Revenue
EBITDA EBITDA Margin
Mobile
Fixed-line

Highlights:
•
Double digit revenue growth in almost all markets
•
Revenues USD 419 million, up 16% YoY
•
Mobile data revenues doubled YoY to USD 25 million
•
EBITDA up 11% YoY to USD 171 million
•
EBITDA margin of 41%
•
Continued investments in network roll out to support data and voice traffic
•
Kazakhstan: Revenue up 11%, EBITDA remained strong
•
Uzbekistan: Improved market position with strong growth in
revenue and EBITDA supported by 3G roll out
CAPEX
(USD million)
BU CIS
*
: Financial and Operating Highlights
419
430
389
351
362
Revenues
(USD million)
EBITDA and EBITDA Margin
(USD million)
13
+11% YoY +16% YoY
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
+43% YoY
321.0
310.0
348.0
386.0
380.0
41
41
41
44
39
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
155
159
175
198
171
42.7%
45.3% 45.0% 46.0%
40.8%
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
437
626
32%
39%
FY 10 FY 11
CAPEX
CAPEX / Revenue
EBITDA
EBITDA Margin
Mobile
Fixed-line

14 Financial Highlights Henk van Dalen CFO VimpelCom Ltd.

15
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
9% -1% 8% -5% -3% -8%
Europe &
NA
-1% -2% -3% -1% -1% -2%
Ukraine
4% -1% 3% -3% -1% -4%
Africa &
Asia
5% -2% 3% 10% -15%* -5%
CIS
16% 0% 16% 11% 0% 11%
Total
5% -1% 4% 1% -4% -3%
4Q11 Pro Forma Financial Performance
• Revenues increased by 4% YoY, with strong performance across most business units. Overall organic revenue growth was 5%.
• EBITDA declined due to unfavorable currency movements
• EBITDA, at constant FX, stable YoY
GROUP
(USD million) 4Q11 4Q10 YoY
Revenues
5,878 5,633 4%
EBITDA
2,200 2,266 -3%
Depreciation/
Amortization/
Other
-1,960 -1,575 24%
EBIT
240 691 -65%
Tax
-111 -253 -56%
Financial income /
expenses
-480 -499 -4%
FX and Other
-321 -129 149%
Net income
attributable to
VimpelCom Ltd
-386 -207 86%
”Forex and others” effect of -15% consists of -4% due to unfavorable currency movements, -13% related to OTH’s headquarters, primarily a corporate contingent liability provision in Q411 and 2% attributable to disposals, mergers and acquisitions.
*

16
FY11 Pro Forma Financial Performance
1.8
CAPEX (Pro forma)
(USD billion)
CAPEX excl. license CAPEX excl. license/Revenue License
• Revenues increased by 7% YoY
Strong performance across most business units.
Overall organic revenue growth was 4%.
• EBITDA increased by 1% demonstrating good performance in most
Business Units.
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
7% 4% 11% -7% 3% -4%
Europe & NA
1% 4% 5% -3% 5% 2%
Ukraine
5% -1% 4% 5% -1% 4%
Africa & Asia
6% -1% 5% 12% -6%* 6%
CIS
16% 1% 17% 14% 0% 14%
Total
4% 3% 7% -1% 2% 1%
GROUP
(USD million) FY11 FY10 YoY
Revenues
23,464 21,828 7%
EBITDA
9,363 9,284 1%
Depreciation/
Amortization/
Other
(6,192) (5,505) 12%
EBIT
3,171 3,779 -16%
Tax
(623) (836) -25%
Financial income /
expenses
(1,993) (2,084) -4%
FX and Other
(497) (395) 26%
Net income
attributable to
VimpelCom Ltd
324 309 5%
*”Forex and others” effect of -6% mainly consists of -3% effect related to OTH’s headquarters, primarily a corporate contingent liability provision in Q411 and -3% attributable to disposals, mergers and acquisitions.
4.0
5.0
18%
21%
FY 10 FY 11

17
Non-Cash Items in 4Q11
Purchase Price Allocation
•
Refinement of final PPA model for Wind Telecom acquisition
•
Adjustment retroactive; shown as catch-up for 2Q11 and 3Q11
•
Change from linear amortization model to value contribution for customer relationships
•
Better matching of benefits and costs
•
Results in higher amortization in earlier years and lower amortization in later years
Impairments
•
Regular monitoring of performance of businesses; reassessment of all business plans in 4Q11
•
Detailed business plan review of Vietnam and Cambodia led to significant downward growth perspectives for these businesses => impairments
Forex and Other Expenses
•
Unrealized FX loss due to depreciation of RUR, EUR and BDT against USD
(in total USD 110 million)
•
Others – mainly fair value adjustments of USD 147 million
Impact on
Net Income
4Q11
USD 125 mln
USD 527 mln
USD 257 mln

18
Impact Non-Cash Items
4Q11 Actual FY11 Actual
Reported PPA
impact
Impairment Reported PPA
Impact*
Impairment
Net operating revenues 5,878 5,878 20,250 - 20,250
EBITDA 2,200 2,200 8,127 - 8,127
Depreciation/Amortization/Other -1,960 286 527 -1,147 -5,273 859 527 -3,887
EBIT 240 286 527 1,053 2,854 859 527 4,240
Tax -111 -69 -180 -578 -207 -785
Financial income / expenses -480 -33 -513 -1,530 -98 -1,628
FX and Other -321 -59 -380 -574 -177 -751
Net income from continuing operations -672 125 527 -20 172 377 527 1,076
Net income attributable to VimpelCom Ltd. -386 79 358 51 488 240 358 1,087
Impairment and impact from the PPA of Wind Telecom
(USD million)
* 9 months
4Q11 Pro forma FY11 Pro forma
Reported PPA
impact
Impairment Reported PPA
Impact*
Impairment
Net income from continuing operations -672 125 527 -20 58 503 527 1,088
Net income attributable to VimpelCom Ltd. -386 79 358 51 324 320 358 1,002
Excluding
non-cash
Items
Excluding
non-cash
Items
Excluding
non-cash
Items
Excluding
non-cash
Items

19
Actual
FY11 FY10 YoY
Net operating revenues 20,250 10,513 93%
EBITDA 8,127 4,906 66%
EBITDA margin 40.1% 46.7%
EBIT 2,854 2,826 1%
Financial income and expenses (1,530)
(484)
216%
FX and Other
(574) (15) 3,727%
Income tax expense
(578) (606) -5%
Net income from continuing operations
172 1,721 -90%
Net income attributable to VimpelCom Ltd.
488 1,673 -71%
Net cash from operating activities (NCFOA)
5,883 3,670 60%
NCFOA per share (USD)
3.6 3.0 20%
FY11 Actual Financial Highlights
Consolidated financial highlights (Actual)
(USD million)
•
Net Income was impacted by non-cash items:
Impact from the PPA of USD 377 million
Impairments in Vietnam and Cambodia of USD 527 million

26,004
(3,743)
22,261
(1,791)
3,434
733
(264)
24,373
2,664
27,037

1,231
1,857
1,791
5,883
3,670
Q2 11
Q3 11
Q4 11
FY 11
FY 10

© VimpelCom Ltd 2012

20
Key Components
* See definition of EBITDA in earnings release. LTM stands for “last twelve months” to reporting date.
Net Cash Flow From Operating Activities, Actual
(USD million)
*** Forex effect on cash, non-cash changes debt,
Wind deposits and finance raising costs
Debt, Cash and Ratios
(USD million)
December 31,
2011
Cash and Cash Equivalents
2,325
Total Assets 54,476
Gross Debt 27,037
-Short-term
2,649
-Long-term 24,388
Shareholders' equity 14,042
Gross Debt/Assets
0.5
Net Debt** 24,373
Pro forma annual EBITDA* 9,363
- Pro forma annual Operating
income
3,193
Pro forma annual Financial
Income and Expenses
1,993
Pro forma ratios FY 2011
December 31,
2011
Net Debt/ EBITDA
2.6
EBITDA/ Financial Income
4.7
and Expenses
Gross Debt/ EBITDA
2.9
Consolidated Cash and Net Debt Development
Actual 4Q 2011 (USD million)
Opening
gross debt
4Q11
Opening
cash,
deposits
and fair
value
hedge
Opening
net debt
Net Cash
from
Operating
activities
Cash
Capex
Dividends
paid
Other*** Closing
net debt
Closing
cash,
deposits
and fair
value
hedge
Closing
gross debt
4Q11
** See definition of net debt in earnings release

21
USD 2.7 bn
shareholder
loan
Simplified legal / financing structure -
per 31 December 2011
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom
Holdings B.V.
VimpelCom
Amsterdam Finance
B.V.
OJSC VimpelCom
VimpelCom
Finance
(Bermuda) Ltd.
EUR 0.4bn
USD 2.7bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND Telecomuni
cazioni S.p.A.
WIND Acquisition
Holdings Finance
SA
Orascom Telecom
Holding S.A.E.
Ring fenced
Legal structure
External debt
Significant intercompany financing
Note: rounded figures
* including bank deposits and MTM of derivatives
at VIP
VIP NL
USD 2.4 bn
PJSC Kyivstar
Total OJSC Group
USD 9.0 bn
Total OTH Group
USD 1.2 bn
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
Total Wind group
USD 14.4 bn
PIK notes USD 1.3 bn
HY notes 2017 USD 3.6 bn
SSN 2018 USD 3.6 bn
Bridge loan USD 0.6 bn
Senior bank loan USD 4.4 bn
Debt to Gov USD 0.5 bn
Annuity USD 0.3 bn
Total gross debt
VimpelCom Group
VIP USD 2.4 bn
OJSC Group USD 9.0 bn
WIND Group USD 14.4 bn
OTH Group USD 1.2 bn
USD 27.0 bn
Total cash* USD 2.3 bn
I
II
III

8%
18%
43%
31%
2%
17%
38%
43%
3%
18%
29%
50%

© VimpelCom Ltd 2012

22
Group Debt Maturity Schedule as of 31 December 2011
Debt Composition by Currency Actual
Q3 11
Q2 11
Debt Composition and Maturity Profile
Q4 11
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Other
Wind
Vimpelcom /
OJSC
2.0
2.2
1.6
2.3
9.1
4.8
1.0
2.5
1.6
EURO
US Dollars
Russian Ruble
Other

23
•
The record date for the Company’s shareholders entitled to receive the final dividend has been set for June 1, 2012
•
The ex-dividend date is May 30, 2012
•
The dividend will be paid by the Company before June 30, 2012
Final Dividend 2011 Announced
Aim to pay at least USD 0.80 per common share 2011-2014
Final dividend 2011 of USD 570 million, USD 0.35 per share
Total dividend for 2011 USD 1.3 billion, USD 0.80 per share
Dividend guideline*
•
Aim to pay at least USD 0.80 per common share, assuming not more than 1,628 million common shares issued and outstanding
•
Intention to pay a dividend that develops substantially in line with the development of operational performance
•
Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow** to its shareholders in the form of dividends
•
Precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to certain constraints and guidelines
*   For a full dividend guideline please refer to www.vimpelcom.com
** Operating free cash flow = net cash from operating activities minus capital expenditures

24 Conclusion Jo Lunder CEO VimpelCom Ltd.

25
Financial Performance Objectives 2012 – 2014
Key Indicators
Revenue CAGR of around mid single digit
EBITDA CAGR of around mid single digit
Capex / Revenue (excl. licenses)
Below 15%
By end of 2014
Leverage
Net Debt / EBITDA < 2
By end of 2014
The above objectives assume:
•
constant currency movements,
•
no major regulatory changes,
•
current asset portfolio mix and
•
a stable macro economic environment.

26 Q&A

27 Thank you!

28 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com

29 Appendices

30
Impact Purchase Price Allocation Wind Telecom (1)
(Expense) / Income 2011* 2012 2013 2014
Incremental EBITDA impact - - - -
Total depreciation 111 275 297 227
Total amortization (970) (1,012) (663) (459)
Incremental EBIT impact (859) (736) (366) (231)
Total financial expense 275 330 237 242
Incremental pre-tax income impact (584) (406) (128) 11
Incremental tax impact (207) (155) (49) 8
Incremental net income impact (377) (251) (79) 3
VimpelCom (240) (103) 6 64
Non-controlling interest (137) (148) (85) (61)
Current estimated incremental impact from the PPA of Wind Telecom
(USD million)
* 9 months
Above schedule is based on current view and expectations.
However the PPA is still subject to further revisions.

31
Impact Purchase Price Allocation Wind Telecom (2)
4Q11 pro forma PPA impact 4Q10 pro forma PPA impact
Reported
PPA
impact
Impair-
ment
Excluding
non-cash
items
Reported
PPA
impact
Impair-
ment
Excluding
non-cash
items
Net operating revenues 5,878 5,878 5,633 5,633
EBITDA
2,200 2,200 2,266 2,266
Depreciation/Amortization/Other -1,960 286 527 -1,147 -1,575 286 112 -1,177
EBIT
240 286 527
1,053
691
286
112       1,089
Tax
-111 -69 -180 -253 -69 -322
Financial income / expenses
-480 -33 -513 -499 -33 -532
FX and Other
-321 -59 -380 -129 -59 -188
Net income from continuing operations
-672 125 527 -20 -190
125
112
47
Net income attributable to VimpelCom Ltd. -386 79 358 51 -207
79
58 -70
Impairment and impact from the PPA of Wind Telecom
(USD million)
FY11 pro forma - PPA and impairment impact FY10 pro forma impact
Reported
PPA
impact
Impair-
ment
Excluding
non-cash
Items
Reported
PPA
impact
Impair-
ment
Excluding
non-cash
Items
Net operating revenues
23,464 23,464 21,828 21,828
EBITDA 9,363 9,363 9,284 9,284
Depreciation/Amortization/Other
-6,192 1,145 527 -4,520 -5,505 1,145 136 -4,224
EBIT
3,171 1,145 527 4,844 3,779 1,145 136 5,060
Tax -623 -276 - -899 -836 -276 -1,112
Financial income / expenses
-1,993 -131 - -2,124 -2,084 -131 -2,215
FX and Other
-497 -236 - -733 -395 -236 -631
Net income from continuing operations 58 503 527 1,088 464 503 136 1,103
Net income attributable to VimpelCom Ltd.
324 320 358 1,002 309 320 70 699
Impairment and impact from the PPA of Wind Telecom
(USD million)

32
Catch up effect PPA Q2 AND Q3
2Q11 catch up 3Q11 catch up
2Q
reported
Catch up
2Q
adjusted
3Q
reported
Catch up
3Q
adjusted
EBITDA 2,184 - 2,184 2,535 - 2,535
Depreciation/Amortization/Other (1,121) (157) (1,278) (1,269) (188) (1,457)
EBIT 1,070 (157) 913 1,271 (188) 1,083
Tax (207) 37 (170) (250) 47 (203)
Financial income / expenses (449) (449) (482) (482)
FX and Other (134) 75 (59) (444) 59 (385)
Net income from continuing operations 273 (45) 228 91 (82) 9
Net income attributable to VimpelCom Ltd. 239 (20) 219 104 (37) 67
Catch up effect PPA of Wind Telecom
(USD million)

33
Average rates Closing rates
Currency FY11 FY10 YoY FY11 FY10 Delta
RUR 29.39 30.37 3.3% 32.20 30.48 -5.3%
EUR 0.72 0.75 4.9% 0.77 0.76 -2.2%
DZD 72.93 73.99 1.5% 75.33 74.29 -1.4%
PKR 86.33 85.18 -1.3% 89.95 85.67 -4.8%
BDT
74.07 69.63 -6.0% 81.83 70.60 -13.7%
VND
20,685 - n/a 20,813 - n/a
LAK 8,005 - n/a 8,006 - n/a
UAH 7.97 7.94 -0.4% 7.99 7.96 -0.4%
KZT 146.62 147.34 0.5% 148.40 147.40 -0.7%
AMD 372.44 373.73 0.3% 385.77 363.44 -5.8%
GEL
1.69 1.78 5.3% 1.67 1.77 6.0%
KGS
46.14 45.96 -0.4% 46.48 47.10 1.3%
Source: National Banks of the respective countries, Company calculations
FOREX Development

34
Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation Tables
USD mln
Pro forma
4Q11 4Q 10 FY11 FY10
Unaudited pro forma
EBITDA 2,200 2,266 9,363 9,284
Adjustment for certain non-operating items 7 4 22 29
Depreciation (906) (905) (3,529) (3,084)
Amortization
(527) (558) (2,159) (2,285)
Impairment loss (527) (112) (504) (136)
-
Operating income
247 695 3,193 3,808
-
Adjustment for certain non-operating items (7) (4) (22) (29)
-
EBIT 240 691 3,171 3,779
-
Financial income and expenses
(480) (499) (1,993) (2,084)
- including interest income 38 12 150 129
- including interest expense (321) (511) (2,143) (2,213)
Net foreign exchange (loss)/gain and others
(351) (129) (497) (395)
- including net foreign exchange (loss)/gain (133) (11) (123) (89)
- including equity in net (loss)/gain of associates (22) (11) (25) (87)
- including other (expense)/income, net
(173) (111) (371) (248)
- Including adjustment for certain non-operating items 7 4 22 29
-
EBT
(561) 63 681 1,300
-
Income tax expense (111) (253) (623) (836)
-
Profit (loss) from discontinued operations 7 - 18 -
-
Net income
(665) (190) 76 464
-
Net (loss)/income attributable to the noncontrolling interest (279) 17 (248) 155
-
Net Income attributable to VimpelCom Ltd. (386) (207) 324 309

35
Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation Tables
USD mln
Actual
4Q11 4Q 10 FY11 FY10
Unaudited pro forma
EBITDA 2,200 1,247 8,127 4,906
Adjustment for certain non-operating items
7 4 22 26
Depreciation (906) (436) (3,118) (1,652)
Amortization (527) (185) (1,628) (428)
Impairment loss
(527) - (527) -
Operating income 247 630 2,876 2,852
Adjustment for certain non-operating items (7) (4) (22) (26)
EBIT
240 626 2,854 2,826
Financial income and expenses (480) (126) (1,530) (484)
- including interest income
38 14 110 56
- including interest expense (518) (140) (1,640) (540)
Net foreign exchange (loss)/gain and others (321) 14 (574) (15)
- including net foreign exchange (loss)/gain
(133) (11) (219) (4)
- including equity in net (loss)/gain of associates (22) 27 8 53
- including other (expense)/income, net (173) (6) (385) (90)
- Including adjustment for certain non-operating items
7 4 22 26
EBT (561) 514 750 2,327
Income tax expense (111) (44) (578) (606)
Profit (loss) from discontinued operations
7 - 22 -
Net income (665) 470 194 1,721
Net (loss)/income attributable to the noncontrolling interest (279) 9 (295) 48
Net Income attributable to VimpelCom Ltd.
(386) 461 488 1,673

36
Reconciliation of consolidated net debt of VimpelCom
USD mln
4Q10 1Q11 2Q11 3Q11 4Q11
Net debt 4,740 4,840 24,104 22,261 24,373
Cash and cash equivalents 885 1,858 3,190 3,443 2,325
Long - term and short-term deposits 36 592 99 153 178
Fair value hedge - - - 147 161
Total debt, 5,661 7,290 27,393 26,004 27,037
incl. Long - term debt 4,499 6,047 25,756 24,404 24,388
incl. Short-term debt 1,162 1,243 1,637 1,600 2,649
Reconciliation Tables

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.
Consolidated
BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
ACTUAL
Net operating revenues	2,231	2,642	2,824	2,816	2,743	5,536	6,093	5,878
Gross margin	1,703	2,041	2,185	2,115	2,035	4,009	4,392	4,182
Gross margin, %	76.3%	77.3%	77.4%	75.1%	74.2%	72.4%	72.1%	71.1%
EBITDA	1,041	1,260	1,358	1,247	1,208	2,187	2,532	2,200
EBITDA margin	46.7%	47.7%	48.1%	44.3%	44.0%	39.5%	41.6%	37.4%
Net income attributable to VimpelCom Ltd. reported	382	335	496	461	590	239	104	n.a.
Adjustment due to new PPA	n.a.	n.a.	n.a.	n.a.	n.a.	-20	-37	n.a.
Net income attributable to VimpelCom Ltd.	n.a.	n.a.	n.a.	n.a.	n.a.	219	67	-386
Capital expenditures (Capex)	179	382	520	1,143	456	966	1,193	3,862
Capex / revenues	8%	14%	18%	41%	17%	17%	20%	66%

Mobile subscribers (millions)	67	89	92	93	95	193	199	205

PRO FORMA	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011

Net operating revenues	5,189	5,488	5,519	5,633	5,481.0	6,012.0	6,093.0	5,878.0
EBITDA	2,215	2,368	2,435	2,266	2,257.0	2,374.1	2,532.4	2,200.0
EBITDA margin	42.7%	43.1%	44.1%	40.2%	41.2%	39.5%	41.6%	37.4%
Net income attributable to VimpelCom Ltd. reported	283	219	460	-52	564	312	104	n.a.
Adjustment due to new PPA	-157	-138	-151	-154	-173	-61	-37	n.a.
Net income attributable to VimpelCom Ltd.	126	81	309	-206	391	251	67	-386
Capital expenditures (Capex)	491	728	906	1,844	729	1,027	1,193	3,862
Capex / revenues	9%	13%	16%	33%	13%	17%	20%	66%

Mobile subscribers (millions)	148	174	179	182	186	193	199	205

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	1,919	2,042	2,099	2,102	2,064	2,329	2,397	2,274
Gross margin	1,450	1,530	1,560	1,503	1,458	1,630	1,654	1,526
Gross margin, %	75.6%	74.9%	74.3%	71.5%	70.6%	70.0%	69.0%	67.1%
Adjusted OIBDA	911	964	988	913	868	n.a.	n.a.	n.a.
Adjusted OIBDA, %	47.5%	47.2%	47.1%	43.4%	42.1%	n.a.	n.a.	n.a.
EBITDA	911	964	988	913	868	968	961	844
EBITDA margin	47.5%	47.2%	47.1%	43.4%	42.1%	41.5%	40.1%	37.1%
SG&A	524	558	564	584	579	655	683	675
including Sales & Marketing Expenses	166	185	198	215	184	239	245	232
Capital expenditures	124	244	383	807	334	407	457	809

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	1,602	1,714	1,757	1,753	1,713	1,943	2,003	1,892
Adjusted OIBDA	820	875	886	814	778	n.a.	n.a.	n.a.
Adjusted OIBDA, %	51.2%	51.1%	50.4%	46.5%	45.4%	n.a.	n.a.	n.a.
EBITDA	820	875	886	814	778	859	850	746
EBITDA margin	51.2%	51.1%	50.4%	46.5%	45.4%	44.2%	42.5%	39.4%

Subscribers (‘000)	51,254	50,912	51,615	52,020	52,991	55,251	56,824	57,224
Mobile ARPU (US$)	10.3	10.9	11.2	10.8	10.5	11.7	11.5	10.5
Mobile broadband subscribers using USB modems (‘000)	1,169	1,300	1,500	1,927	2,313	2,362	2,387	2,538
Mobile broadband ARPU (US$)	9.2	8.3	8.0	7.7	7.8	7.5	7.5	7.5
MOU, min	204	219	222	228	218	243	251	259
Churn 3 months active base (quarterly), %	10.6%	12.8%	12.3%	15.2%	14.6%	14.9%	16.3%	17.0%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	317	328	342	349	351	387	394	382
Adjusted OIBDA	91	89	102	99	90	n.a.	n.a.	n.a.
Adjusted OIBDA, %	28.6%	27.1%	29.7%	28.2%	25.6%	n.a.	n.a.	n.a.
EBITDA	91	89	102	99	90	107	111	99
EBITDA margin	28.6%	27.1%	29.7%	28.2%	25.6%	27.6%	28.1%	25.8%

Fixed-line broadband revenues	46	45	46	53	65	73	75	82
Fixed-line broadband subscribers (‘000)	1,167	1,199	1,257	1,421	1,569	1,671	1,833	2,073
Fixed-line broadband ARPU, US$	13.8	12.2	12.1	13.3	14.0	14.8	14.1	13.8
FTTB revenues	40	42	44	51	62	71	72	80
FTTB subscribers (‘000)	1,088	1,131	1,193	1,358	1,510	1,635	1,791	2,017
FTTB ARPU, US$	12.4	12.2	12.2	13.0	13.9	14.6	14.0	13.8

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011

Total revenues	1,295	1,411	1,363	1,446	1,351	1,399	1,397	1,424
of which TLC Service Revenues	1,243	1,338	1,317	1,340	1,289	1,347	1,325	1,315
EBITDA	483	556	557	534	496	526	565	533
EBITDA margin	37.3%	39.4%	40.9%	37.0%	36.8%	37.6%	40.5%	37.4%
Capital expenditures*	128	203	214	398	146	234	226	1,533

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Total revenues	937	1,046	1,021	1,038	982	1,029	1,026	1,037
of which TLC Service Revenues	901	984	984	977	934	984	975	955
EBITDA	417	477	487	453	432	455	479	452
EBITDA margin	44.5%	45.6%	47.6%	43.7%	44.0%	44.2%	46.7%	43.6%

Subscribers (‘000)	18,836	19,263	19,622	19,933	20,279	20,559	20,802	21,014
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	16.1	17.2	16.8	16.5	15.4	16.0	15.7	15.2
of which :
ARPU voice, €	13.2	13.8	13.5	13.1	12.1	12.7	12.0	11.4
ARPU data, €	2.9	3.3	3.3	3.3	3.3	3.3	3.6	3.8
MOU**, min	177	185	183	191	187	198	196	205
Total traffic**, mln. min.	9,883	10,530	10,600	11,263	11,260	12,106	12,070	12,796
Churn, annualised rate (%)	22.9%	24.2%	27.3%	28.0%	26.4%	26.6%	29.3%	30.7%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Total revenues	357	366	341	408	369	370	371	387
of which TLC Service Revenues	342	354	332	363	355	363	350	360
EBITDA	66	79	70	81	65	71	86	81
EBITDA margin	18.4%	21.6%	20.6%	19.9%	17.6%	19.2%	23.3%	20.9%

Total voice subscribers (‘000)	2,875	2,904	2,910	3,003	3,085	3,128	3,094	3,142
of which :
Total DIRECT voice subscribers (‘000)	2,066	2,108	2,136	2,226	2,312	2,357	2,349	2,398
Total INDIRECT voice subscribers (‘000)	809	797	774	777	773	771	745	744
Total fixed-line ARPU, €	34.7	34.8	33.3	33.3	33.6	33.4	32.6	33.2
Total Traffic, mln. min.	5,147	5,011	4,139	5,204	5,018	4,764	3,843	4,876

Total Internet subscribers (‘000)	1,944	1,956	1,973	2,056	2,158	2,196	2,175	2,225
of which :
Broadband (‘000)	1,713	1,765	1,805	1,912	2,030	2,082	2,073	2,135
Broadband ARPU, €	18.5	18.4	18.5	17.9	19.3	19.2	19.5	19.1

Dual-play subscribers (‘000)	1,403	1,450	1,485	1,579	1,662	1,689	1,696	1,743

*	Excluding impact of FOC capex
**	Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	413	437	445	453	439	478	487	457
EBITDA	229	246	267	241	261	283	288	272
EBITDA margin	55.4%	56.3%	60.0%	53.3%	59.4%	59.2%	59.1%	59.5%
Capital expenditures	48	-3	10	35	4	10	5	21

Subscribers (‘000)	14,790	15,142	14,919	15,087	15,509	15,964	16,289	16,595
Mobile ARPU (US$)	9.2	9.5	9.6	9.7	9.4	9.9	9.9	9.0
MOU, min	267	280	287	288	284	296	286	278
Churn 3 months active base (quarterly), %	6.4%	6.2%	7.3%	5.7%	4.7%	5.2%	5.5%	5.5%

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	272	287	267	281	275	292	281	286
EBITDA	106	116	105	111	111	118	116	119
EBITDA margin	39.0%	40.4%	39.3%	39.6%	40.3%	40.4%	41.3%	41.5%
Capital expenditures	25	37	33	48	45	52	55	109

Subscribers (‘000)	31,572	32,203	31,444	31,794	32,707	33,378	33,416	34,214
Mobile ARPU (US$)	2.8	2.9	2.7	2.9	2.8	2.8	2.7	2.7
MOU, min	203	210	192	221	206	213	197	209
Churn 3 months active base (quarterly), %	5.2%	5.9%	9.3%	8.2%	6.4%	7.1%	8.8%	7.2%

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	100	114	121	122	126	128	129	129
EBITDA	42	31	23	31	45	55	43	26
EBITDA margin	42.0%	27.2%	19.0%	25.2%	35.7%	42.7%	33.3%	20.3%
Capital expenditures	58	44	51	82	13	14	64	337

Subscribers (‘000)	14,219	16,097	18,107	19,327	20,127	20,203	22,140	23,754
Mobile ARPU (US$)	2.3	2.5	2.3	2.1	2.0	2.0	1.9	1.8
MOU, min	233	237	227	221	205	211	214	207
Churn 3 months active base (quarterly), %	2.3%	2.1%	5.2%	4.6%	3.8%	5.1%	4.2%	5.4%

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	45	311	426	404	375	412	437	417
Gross margin	29	254	351	336	312	345	357	337
Gross margin, %	63.5%	81.7%	82.4%	83.2%	83.2%	83.7%	81.6%	80.9%
Adjusted OIBDA	10	165	242	216	204	n.a.	n.a.	n.a.
Adjusted OIBDA, %	22.5%	53.0%	56.9%	53.5%	54.4%	n.a.	n.a.	n.a.
EBITDA	10	163	239	217	202	226	235	209
EBITDA margin	22.1%	52.6%	56.0%	53.7%	54.0%	54.8%	53.7%	50.3%
Adjusted SG&A***	18	89	114	117	110	120	122	128
including Sales & Marketing Expenses	3	17	21	22	15	17	18	21
Capital expenditures	6	59	51	74	46	58	81	99

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues*	23	286	402	380	348	382	405	385

Subscribers (‘000)	1,951	24,059	25,057	24,390	24,398	24,695	24,747	24,776
ARPU, US$	3.8	5.0	5.4	5.1	4.7	5.1	5.4	5.1
MOU, min	197	427	433	457	466	474	467	483
Churn 3 months active base (quarterly), %	18.5%	6.3%	5.3%	9.6%	5.3%	4.3%	6.2%	6.5%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues*	22	25	24	24	27	31	32	32

Fixed-line broadband revenue	2	2	3	4	4	5	5	6
Fixed-line broadband subscribers (‘000)**	92	107	149	200	235	293	324	397
Fixed-line broadband ARPU, US$	8.6	8.3	7.5	7.0	6.2	5.8	5.8	5.5
FTTB revenues	2	2	3	4	4	4	5	6
FTTB subscribers (‘000)	86	101	144	196	231	290	320	394
FTTB ARPU, US$	8.2	8.3	7.5	7.0	6.2	5.8	5.8	6.1

*	Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes
**	Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base
***	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kazakhstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	160	184	197	194	183	203	223	213
Gross margin	123	145	156	152	139	150	159	148
Gross margin, %	77.2%	78.8%	79.1%	78.5%	75.7%	73.9%	71.1%	69.4%
Adjusted OIBDA	89	106	112	99	93	n.a.	n.a.	n.a.
Adjusted OIBDA, %	55.5%	57.4%	56.6%	51.2%	50.9%	n.a.	n.a.	n.a.
EBITDA	88	105	100	95	93	99	109	93
EBITDA margin	55.3%	57.1%	50.5%	48.8%	50.7%	48.8%	48.7%	43.6%
Adjusted SG&A*	35	40	56	57	45	51	50	55
including Sales & Marketing Expenses	9	13	16	19	13	18	16	17
Capital expenditures	6	26	39	122	10	68	85	99

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	156	181	193	188	174	194	212	203

Subscribers (‘000)	6,062	6,339	6,736	6,867	6,987	7,831	8,252	8,409
ARPU, US$	8.4	9.6	9.6	9.2	8.0	8.6	8.6	7.8
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	47.6	51.6	193.4
MOU, min	102	125	130	124	113	144	162	165
Churn 3 months active base (quarterly), %	11.4%	8.9%	8.8%	11.2%	11.4%	9.4%	13.1%	13.5%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	3	4	5	5	10	9	11	10

Fixed-line broadband revenues	0.1	0.2	0.2	0.4	0.7	1.0	1.2	2.2
Fixed-line broadband subscribers (‘000)	3	4	6	12	15	15	34	60
Fixed-line broadband ARPU, US$	20.5	15.2	13.9	13.3	18.2	20.7	18.8	16.9

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	45	51	54	59	59	66	73	80
Gross margin	34	39	39	43	45	49	55	60
Gross margin, %	75.7%	76.3%	72.9%	72.7%	76.1%	74.2%	75.2%	75.1%
Adjusted OIBDA	20	20	22	21	27	n.a.	n.a.	n.a.
Adjusted OIBDA, %	43.3%	38.9%	40.7%	35.9%	45.7%	n.a.	n.a.	n.a.
EBITDA	20	20	22	21	27	28	35	33
EBITDA margin	43.3%	38.9%	40.7%	35.9%	45.7%	42.9%	47.3%	40.9%
Adjusted SG&A*	14	19	17	21	17	20	19	26
including Sales & Marketing Expenses	3	4	4	6	3	4	6	8
Capital expenditures	18	29	22	78	40	27	68	85

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	43	49	51	56	56	63	71	78

Subscribers (‘000)	3,489	3,997	4,398	4,822	5,102	5,347	5,688	6,361
ARPU, US$	4.2	4.1	4.1	4.0	3.8	4.0	4.2	4.2
Mobile broadband subscribers using USB modems (‘000)	7.7	10.5	12.9	25.5	29.7	42.5	48.7	169.0
MOU, min	369	383	388	403	391	413	431	458
Churn 3 months active base (quarterly), %	14.7%	3.7%	11.7%	14.2%	15.1%	15.1%	16.4%	13.2%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	2	3	2	3	3	3	2	2

Fixed-line broadband revenues	0.4	0.4	0.4	0.5	0.6	1.4	1.3	1.2
Fixed-line broadband subscribers (‘000)	10	11	10	12	13	16	17	18
Fixed-line broadband ARPU, US$	14.8	14.4	13.7	14.4	15.5	31.4	26.5	23.8

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Armenia

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	42	45	49	48	46	47	51	46
Gross margin	31	32	35	33	29	31	34	32
Gross margin, %	73.9%	71.2%	71.9%	69.3%	63.1%	67.0%	67.0%	69.9%
Adjusted OIBDA	19	19	22	18	16	n.a.	n.a.	n.a.
Adjusted OIBDA, %	45.8%	42.9%	45.4%	37.7%	34.0%	n.a.	n.a.	n.a.
EBITDA	19	19	23	17	16	18	20	19
EBITDA margin	45.8%	42.0%	46.4%	36.4%	33.8%	38.3%	40.3%	40.7%
Adjusted SG&A*	11	13	12	15	13	13	13	13
including Sales & Marketing Expenses	1	2	2	3	2	2	2	2
Capital expenditures	3	4	7	16	9	6	9	7

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	15	18	21	20	20	20	22	20

Subscribers (‘000)	549	567	581	672	699	733	761	765
ARPU, US$	9.0	10.3	11.4	10.0	7.8	8.3	8.9	7.6
Mobile broadband subscribers using USB modems (‘000)	7	7	7	7	8	10	11	24
MOU, min	346	270	287	275	238	262	264	261
Churn 3 months active base (quarterly), %	13.6%	16.0%	16.4%	14.1%	20.2%	20.4%	22.7%	24.0%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	27	27	28	28	26	27	29	26

Fixed-line broadband revenues	1.7	2.2	2.7	3.2	3.7	4.7	5.2	5.6
Fixed-line broadband subscribers (‘000)	31	50	58	68	84	100	115	134
Fixed-line broadband ARPU, US$	19.7	17.7	17.7	17.1	15.4	16.2	15.8	14.8

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Tajikistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	15	20	22	21	21	26	29	25
Gross margin	11	13	14	14	15	20	22	19
Gross margin, %	73.0%	64.7%	64.0%	67.3%	71.2%	75.0%	75.0%	74.2%
Adjusted OIBDA	4	7	9	11	9	n.a.	n.a.	n.a.
Adjusted OIBDA, %	29.7%	33.3%	39.6%	50.7%	44.9%	n.a.	n.a.	n.a.
EBITDA	4	7	8	11	9	14	14	11
EBITDA margin	29.7%	33.3%	37.4%	49.8%	44.9%	51.9%	47.3%	44.1%
Adjusted SG&A*	6	5	6	4	5	6	8	7
including Sales & Marketing Expenses	1	1	1	1	1	1	1	1
Capital expenditures	0	4	2	10	3	7	4	14

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	13	15	17	17	18	23	27	24

Subscribers (‘000)	820	784	772	787	804	870	937	965
ARPU, US$	5.6	6.1	7.1	7.1	7.6	9.4	9.8	8.3
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	1.0	0.9	20.8
MOU, min	158	168	191	197	203	234	246	229
Churn 3 months active base (quarterly), %	13.6%	22.9%	22.8%	19.6%	18.6%	15.0%	15.1%	18.7%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	2	5	6	5	3	3	2	1

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	11	12	13	12	12	15	18	18
Gross margin	6	6	8	8	8	10	12	12
Gross margin, %	52.3%	53.0%	64.6%	66.1%	66.7%	64.2%	68.5%	65.5%
Adjusted OIBDA	1	2	4	2	2	n.a.	n.a.	n.a.
Adjusted OIBDA, %	10.1%	13.0%	26.9%	16.5%	19.2%	n.a.	n.a.	n.a.
EBITDA	1	2	4	2	2	3	5	4
EBITDA margin	10.1%	13.0%	26.9%	14.8%	19.2%	21.9%	28.2%	22.6%
Adjusted SG&A*	5	5	5	6	6	6	7	7
including Sales & Marketing Expenses	1	1	1	1	1	2	2	2
Capital expenditures	4	9	6	18	7	9	10	14

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	11	11	13	11	12	14	17	18

Subscribers (‘000)	431	466	529	560	611	712	793	833
ARPU, US$	7.5	7.9	8.1	6.6	6.1	6.9	7.4	6.6
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	8
MOU, min	125	141	147	134	147	224	227	217
Churn 3 months active base (quarterly), %	11.2%	12.0%	11.4%	18.1%	17.2%	14.3%	16.8%	21.1%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	0.3	0.4	0.4	0.5	0.4	0.8	0.5	0.0

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kyrgyzstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	26	28	29	31	31	35	39	38
Gross margin	20	21	22	24	23	27	29	29
Gross margin, %	78.4%	77.8%	74.4%	76.8%	76.4%	76.7%	76.4%	75.9%
Adjusted OIBDA	10	13	12	15	17	n.a.	n.a.	n.a.
Adjusted OIBDA, %	37.3%	46.5%	41.6%	49.7%	56.1%	n.a.	n.a.	n.a.
EBITDA	10	13	9	15	17	18	21	21
EBITDA margin	37.3%	46.5%	29.4%	49.7%	56.1%	53.0%	55.3%	54.3%
Adjusted SG&A*	8	9	13	8	6	8	8	8
including Sales & Marketing Expenses	2	1	1	2	1	2	2	2
Capital expenditures	1	0	3	11	4	15	4	21

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	26	28	29	31	31	35	39	38

Subscribers (‘000)	1,774	1,722	1,766	1,904	1,965	2,102	2,281	2,371
ARPU, US$	4.7	5.3	5.6	5.6	5.1	5.6	5.8	5.3
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	23.3	25.9	29.9
MOU, min	194	236	288	313	290	319	308	292
Churn 3 months active base (quarterly), %	17.2%	17.3%	15.4%	13.1%	14.9%	10.2%	12.6%	14.6%

*	Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Sub Saharan Africa (Telecel Globe)

index page

(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	24	25	28	25	25	24	21	24
EBITDA	4	6	8	7	4	2	7	-5
EBITDA margin	16.7%	24.0%	28.6%	26.6%	17.5%	7.5%	32.9%	n.m.

Subscribers (‘000)	2,017	2,250	2,687	2,974	2,584	2,789	2,825	3,140
- CAR	361	349	393	441	420	447	450	435
- Burundi	736	807	938	1,007	1,023	1,041	1,132	1,185
- Zimbabwe*	920	1,094	1,356	1,526	1,141	1,301	1,243	1,520

Mobile ARPU (US$):
- CAR	7	6	6	6	5	5	6	7.4
- Burundi	6	6	6	5	3	3	4	3.4
- Zimbabwe*	8	6	7	5	4	6	7	7

*	Zimbabwe is accounted for as investment at cost

SEA

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net operating revenues	4.4	5.5	5.0	6.9	10.0	17.8	17.4	23.5
Adjusted OIBDA	-8.6	-8.1	-8.8	-9.8	-3.2	n.a.	n.a.	n.a.
Adjusted OIBDA, %	n.m.	n.m.	n.m.	n.m.	n.m.	n.a.	n.a.	n.a.
EBITDA	-8.6	-8.1	-8.8	-9.8	-3.2	-37.4	-15.2	-19.7
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011

Subscribers (‘000)	491	525	505	651	1,307	1,993	3,000	4,375
-Cambodia	491	525	505	651	757	818	800	1,013
-Laos	n.a.	n.a.	n.a.	n.a.	550	536	500	405
-Vietnam	n.a.	n.a.	n.a.	n.a.	n.a.	639	1,700	2,957

Mobile ARPU (US$):
- Cambodia	3.5	3.4	3.2	3.8	3.5	3.0	3.0	2.0
- Laos					n.m.	5.1	5.4	4.9
- Vietnam						n.m.	0.7	0.9